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Follow-Up
Materials

REGISTRANT'S NAME aggreko plc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 23 2005
THOMSON FINANCIAL

FILE NO. 82- 4659

FISCAL YEAR ~~3-20-05~~ 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/20/05

REPORT 2004

aggreko plc Annual Report and Accounts 2004

aggreko

INSIDE

On our website
Visit our investors' section at
www.aggreko.com/investors for the following:
- Preliminary Results Announcement 2004
- Annual Reports and Accounts
- Preliminary Results Presentation
- Interactive Charting 1999-2004
- Major Projects 2004 – Image Gallery

www.aggreko.com/investors



ABOUT US

Aggreko

Aggreko rents temporary power, temperature control and oil-free compressed air solutions to customers around the world.

Performance

	2004	2003	Movement As reported %	Movement Constant Currency %
Turnover £m	**323.6**	331.8	(2.5)	5.0
Trading profit pre-exceptional items £m	**45.2**	42.1	7.5	19.2
Profit before tax pre-exceptional items £m	**42.6**	40.1	6.3	
Diluted EPS pre-exceptional items pence	**10.82**	10.14	6.7	
Trading profit post-exceptional items £m	**30.2**	42.1	(28.1)	(20.3)
Profit before tax post-exceptional items £m	**27.6**	40.1	(31.1)	
Diluted EPS post-exceptional items pence	**7.01**	10.14	(30.9)	
Dividend per share pence	**5.82**	5.65	3.0	

Turnover £m

Year	Value
2004	323.6
2003	331.8
2002	340.1
2001	325.8
2000	279.5

Trading profit £m

Year	Value
2004	45.2
2003	42.1
2002	58.2
2001	73.5
2000	66.8

Profit before tax £m

Year	Value
2004	42.6
2003	40.1
2002	55.1
2001	67.1
2000	60.8

Diluted eps pence

Year	Value
2004	10.82
2003	10.14
2002	13.02
2001	15.70
2000	14.40

Dividend per share pence

2004	5.82*
2003	5.65
2002	5.55
2001	5.30
2000	4.90

*The Board is recommending a final dividend of 3.57 pence per ordinary share which, when added to the interim dividend of 2.25 pence, gives a total for the year of 5.82 pence per ordinary share.

WHAT WE DO

Aggreko provides solutions to customers who need power, temperature control, or oil-free compressed air either very quickly, or for a short period of time. We do this on a global basis, with over 100 service centres in 26 countries; in 2004 we served customers in a total of 61 countries. The solutions we provide range from the simple to the very complex. From the hire of a generator over a weekend for a music festival, to multi-million pound contracts to help maintain production in petrochemical plants, from providing air conditioning at a race meeting, to providing power for entire cities in times of emergency.

The distinguishing features of our business are:

- Our business supplies mission-critical services. For our customers, power, temperature control, and oil-free air are services on which their businesses are totally dependent. Most of our customers use our services only occasionally – but when they do, they rely on us to keep their business or operation running.
- We operate internationally. This means that we can respond to events as they happen anywhere around the world.
- We are organised to address all segments of the market – we excel in managing both major projects on an international basis, and high-volume short-term rental on a local basis.
- We are completely focused on the rental of power, temperature control, oil-free air, and related services. We have technical expertise, skills and experience on a scale, and to a depth, that we believe nobody else can rival.

As a result, we have grown to be the market leader, with outstanding people, strong customer relationships and an excellent reputation.


1
2
3
4

Revenue by product	
1 Power	£169.3m
2 Temperature control	£55.1m
3 Oil-free air	£20.2m
4 Services	£79.0m

The industries we serve

Aggreko serves every industry that uses power, temperature control, or oil-free compressed air. This gives us the strength of a diversified customer-base, where no one segment accounts for more than 20% of our revenue.

Local business and International Power Projects

78% of our revenue comes from our Local business, which operates from more than 100 service centres in North America, Europe, Middle East, Brazil, Singapore and Australia. This business provides the full range of our products and services to all types of customers; a typical contract in the Local business would be for the hire of a generator for 2-3 weeks, and would have a value of around £5,000.

22% of our revenue comes from our International Power Projects business, which operates globally, and is managed from its headquarters in Dubai. This business has a single product: large scale temporary power generation, often providing the electricity supply to towns, military camps or large industrial complexes. A typical contract in this business would be for the rental of 10-15 megawatts (that's enough to power 5,000 homes) for 6-9 months. The average contract value in this business is around £1m.

Industries	Power	Temperature control	Oil-free air
Events	☐	☐	
Construction	☐	☐	
Mining	☐	☐	
Agricultural	☐	☐	
Fishing	☐	☐	
Quarrying	☐		
Oil and gas	☐	☐	☐
Petrochemical	☐	☐	☐
Pharmaceutical	☐	☐	☐
Manufacturing	☐	☐	☐
Food and beverage	☐	☐	
Utilities	☐		
Telecom	☐		
Shipping	☐		
Military	☐		

WHERE

Locations

Aggreko is a locally-focused business, that has a global reach through an international network of service centres spanning North and South America, Europe, the Middle East, Asia and Australia. We combine local knowledge with global capability. Our staff have on-the-ground experience in their own markets, while having access to the knowledge of colleagues all over the world.

Being close to our customers means we can be there in an emergency, able to respond quickly to their needs. At the same time, as a global business we can use our resources strategically, moving staff and equipment around the world – to wherever our customers need them.



TEMPERATURE CONTROL

WCC400

Equipment Category	Temperature control
Equipment Type	400kW fluid chiller
Application	Process cooling, comfort cooling
Features & Benefits	☐ Portability & stackability ☐ Easy & quick set-up ☐ Low temperature capability ☐ Integrated ruggedly constructed frame ☐ Low noise

Location
Europe
Antwerp
Berlin
Leipzig
Hamburg
Muelheim
Munich
Frankfurt
Aachen
Barcelona
Madrid
Paris
Lille
Mulhouse
Lyon
Nantes
Marseille
Bordeaux
Toulouse
Le Havre
Portlaoise
Milan
Papendrecht
Oslo
Egersund
Cannock
Glasgow
Aberdeen

Dumbarton
Doncaster
Newcastle
Manchester
Fareham
Plymouth
Great Yarmouth
Port Talbot
London
Bristol
Bedford
Nuneaton
Pontefract

Middle East

Abu Dhabi
Jebel Ali
Dubai
Sharjah
Bahrain
Kuwait
Qatar
Doha
Jeddah
Al Khobar
Yanbu

Asia

Bangalore
Philipppines
Sri Lanka
Shanghai
Singapore

Africa

Tunis
Lagos

Asia Pacific

Darwin
Newcastle
Townsville
Kalgoorlie
Karratha
Sydney
Brisbane
Melbourne
Perth
Auckland
Fiji

South America

Macae
Montevideo
Caracas

North America

Mobile
Baton Rouge
Lake Charles
Houston
Beaumont
San Antonio
Corpus Christi

POWER

KTA50G3	
Equipment Category	Power
Equipment Type	1250kVA containerised generator
Application	Temporary power supply
Features & Benefits	☐ Standard ISO container for ease of transportation ☐ Containment base to prevent fuel spillage ☐ Low noise, broad ambient operating range ☐ Synchronising & load sharing capability as standard ☐ Multiple unit operation with short set-up time



Dallas
Oklahoma City
New Iberia
New Orleans
San Antonio
Corpus Christi
Oklahoma City
McAllen
Bridgeport
Boston
Linden
Baltimore
Chicago
Detroit
Cleveland
St. Louis
Kansas City
Memphis
Nashville
Charleston
Cincinnati
Calvert City
Decatur
Jacksonville
Atlanta
Fayetteville
Richmond
Denver
Los Angeles
San Francisco
Las Vegas
Phoenix
Hollywood
Tampa
Chickasha
San Juan Puerto Rico
Toronto Canada
Sarnia Canada
Montreal Canada

A full list of our locations is available on



www.aggreko.com/ourcompany/locations

HOW

People

Aggreko has over 2,000 employees around the world, and they are united by a unique culture. This culture is hard to describe, but phrases such as "customer focused", "can-do", "completely dependable" capture some of the ethos of Aggreko employees. It has grown up over many years, and derives from the fact that very often Aggreko is helping people and businesses to recover from, or to avoid, emergencies or disruption. Be it the failure of the power supply to a hospital, or the provision of cooling to a pharmaceutical manufacturer, customers are dependent on Aggreko people to keep things running, often under very difficult circumstances. Our people are highly skilled at what they do, and many of them have years of experience, be it in sales, engineering, field service or commercial functions. They are used to reacting quickly, getting the job done professionally and safely, and they always respond well in a crisis.

Equipment

Many rental businesses provide standard products to their customers. The car or hammer-drill you rent is the same as you can buy. Aggreko's equipment is different; manufacturers of generators, temperature control equipment and compressors generally design their products to be installed in a location and stay there for their useful lives. But for our business, this equipment has to be designed so that it can be lifted and transported thousands of times in its life. It has to be able to work in extreme conditions – the same generator might be working in –30°C on an oil rig in Russia one week, and in +45°C in the Saudi Arabian desert the next. Designing and building equipment that can do this whilst remaining safe and compliant with environmental and safety regulations is a key skill of Aggreko. And, not only do we have industry-leading equipment, we also have a great deal of it – £600m worth at original cost.

OIL-FREE AIR

HPCD 1165/350

Equipment Category	Air
Equipment Type	High pressure oil flooded air compressor
Application	Generation of high pressure industrial air
Features & Benefits	- Diesel driven, standalone capability - Containment base to prevent fuel spillage - Site towable for ease of placement - Multiple unit operation



Chairman's Statement



Philip Rogerson
Chairman

Overview and Strategy Update

In March 2004 we announced the results of the Strategy Review which was carried out following the appointment of Rupert Soames as the Group Chief Executive. The strategy has two strands: to restructure our Local business and implement a new operating model within it; and to grow our International Power Projects business by extending our capability into new countries. I am pleased to report that good progress has been made in both respects. In the Local business, the new management structure is well established, and rental centres are now operational in both Europe and North America, enabling us to improve the way in which we respond to customers. In the International Power Projects business, good progress has been made in growing our revenues in new countries: I can report that over the last twelve months we have succeeded in establishing ourselves as a significant competitor in the South American market. We have also developed a new gas-fuelled temporary power solution which will broaden the portfolio of services we can offer to our customers, and allow us to address new markets where gas would be a preferred source of energy.

Concurrent with the business restructuring, we are implementing an Enterprise Resource Planning (ERP) system. This is now fully operational in Central Europe, underpinning our operations in Netherlands, Belgium and Germany. The roll-out to the rest of Europe and North America is scheduled over the next twelve months.

Overall, we have made a good start to both the implementation of our strategy and to the roll-out of the new ERP system. Despite the disruption and distraction caused by the implementation of such major structural changes, our trading performance has been encouraging.

Trading

The Group's trading performance during 2004 was significantly impacted by movements in exchange rates and, in particular, the weakening in the US dollar from an average rate of £1 : $1.64 in 2003 to £1 : $1.83 in 2004. As reported, Group revenue at £323.6 million showed a decline of 2.5% compared with 2003; in constant currency[1], however, revenue increased by 5.0%. Group trading profits, pre-exceptional items, were similarly affected, increasing by 7.5% on a reported basis, but by 19.2% in constant currency.

Group profits before tax and exceptional items increased by 6.3% to £42.6 million, whilst earnings per share pre-exceptional items increased by 6.8% to 10.86 pence. As previously indicated, exceptional costs of £15 million were taken during the year relating to the reorganisation associated with the implementation of our new strategy. Group pre-tax profits and earnings per share post-exceptional items were £27.6 million and 7.04 pence respectively.

[1] Constant currency takes account of the impact of translational exchange movements in respect of our overseas businesses.

An early benefit from our Strategy Review has been in the area of capital expenditure. As a result of re-examining equipment specifications, value-engineering and improved procurement, we have significantly improved the cost per megawatt of our power fleet purchases. As a consequence, during 2004, we added approximately the same amount of capacity into the fleet, but at a cost £5.1 million lower than in 2003. Accordingly, Aggreko's total capital expenditure in 2004, the great majority of which was spent on fleet renewal, amounted to £56.3 million, a decrease of £5.6 million compared with 2003. This expenditure equates to 96% of our depreciation charge.

The return on average net operating assets improved from 13.7% in 2003 to 15.0% in 2004. Notwithstanding a cash outflow of £6.9 million relating to the exceptional items, net debt reduced during the year by £17.8 million to £82.1 million (2003: £99.9 million), reflecting strong cash generation during the year.

Aggreko's financial position remains strong, as measured by net assets of £178.3 million and interest cover on a pre and post exceptional basis of 11.8 times and 8.0 times respectively. With this in mind, the Board is recommending a final dividend of 3.57 pence per ordinary share which, when added to the interim dividend of 2.25 pence, gives a total for the year of 5.82 pence per ordinary share, representing a 3.0% increase on 2003. At this level, the dividend would be covered 1.9 times on a pre-exceptional basis. Subject to approval by shareholders, the final dividend will be paid on 20 May 2005 to ordinary shareholders on the register as at 22 April 2005, with an ex-dividend date of 20 April 2005.

Employees

The credit for the encouraging progress in implementing both the strategy and our new ERP system lies with our employees. There have been very significant changes to the structure and operating processes of the business and this has been achieved with no reduction in our high standards of service. The progress both in terms of trading and against our strategic objectives is a tribute to the focus, hard work and dedication of the entire Aggreko team, and I would like to thank them all for their efforts.

Management Change

From the stronger platform which Aggreko will enjoy following the implementation of our strategy, we will be able to focus on opportunities for further development. In order to explore some of those opportunities, we have appointed a new Director of Business Development – Hendrik Jan Molenaar, previously Managing Director of our European business – who took up this role from 1 January 2005. He has stepped down from the main Board, but remains on the Company's Executive Committee, reporting to Rupert Soames. A search is in progress for a new Managing Director of our European business. In the interim period before the appointment of a new European Managing Director, the European business is reporting to Rupert Soames.

Shareholder Information

Our website can be accessed at www.aggreko.com. This contains a large amount of information about our business, including a range of charts and data, which can be downloaded for easy analysis. The website also carries further detail about our Strategy Review, as well as all recent Stock Exchange announcements.

Chairman's Statement continued

Outlook
2005 is the second year, and in many ways the more challenging, of Aggreko's two-year restructuring programme. It will see the implementation of the new ERP system in some of our largest businesses, and it will also be the year when we bed down all the operational processes involved in the new Local business operating model. We anticipate therefore that some business units will continue to experience disruption in the year ahead. In the International Power Projects business our focus is threefold: continuing to drive the growth of our business in new territories; establishing our new gas-fuelled solution in the market for temporary power; and ensuring that we continue to maximise our potential in our existing customer base.

We have had an encouraging start in North America, but Europe continues to be challenging. Although the UK has had a poor start to the year, our Benelux business, which is the first unit to have implemented our operating model in its entirety and has now had stable systems and processes for the last six months, has seen sharply increased revenues and profitability. In Aggreko International, the Local businesses in the Middle East, Singapore and Australia have all had a good start to the year, as has our International Power Projects business, which has recently signed contracts in a number of new countries in Africa, Asia and South America. The prospect pipeline for new power projects is strong, and military revenues in Aggreko International continue to run at similar levels to 2004 with no indication of a reduction in the short term.

As is always the case at this time of year, we have limited visibility with respect to the outcome for 2005. We anticipate that, for the year as a whole, we will continue to make progress compared with 2004.



Philip G Rogerson
Chairman

3 March 2005

Aggreko's market-place

The market

Customers come to Aggreko when they need power, temperature control or oil-free air. They might need it very quickly, for example when a power transformer fails in the local electricity grid, or they may need it for such a short period of time that it is not economically viable to purchase a permanent installation, for example, a major sporting event might need additional power and cooling for only a few days.

The nature of Aggreko's business means it is 'event-driven' – our customers turn to us when something unusual happens. 'Events' range from the very large and infrequent – for instance, in 1999 and 2000 there was a large increase in demand as businesses feared power problems associated with the new millennium – to the small and recurrent, such as local power failures.

Examples of high-value, infrequent events or situations we have worked on include:

- Post-war reconstruction – Afghanistan, Iraq, Kosovo
- Hydro power shortage – Sri Lanka, Venezuela, Ghana
- Major Sporting Events – Salt Lake City Winter Olympics, 2002 World Cup

Examples of lower-value, frequent events on which we might work are:

- An oil refinery needs additional cooling during the summer to maintain production efficiency
- A glass manufacturer suffers a breakdown in its plant and needs power and oil-free-air compressors whilst its own equipment is being repaired
- A rock festival needs additional power to support broadcast and lighting

Demand is created by events which differ in value and frequency (illustrative)



Value per occurrence
£1,000s
£10,000s
£100,000s
£1,000,000s
£10,000,000s
Construction
Factory breakdown/ maintenance
Utility breakdown/ maintenance
Entertainment
Telecoms roll-out
Storms
Utility augmentation
War
Power crisis
Y2k
Occurrences per year
>1
10s
100s
1,000s
10,000s
100,000s

What is driving market growth?

Growth in Aggreko's Local business in driven by four main factors.

- Area or sector GDP growth – as production grows, so does demand for energy.
- Propensity to rent – how inclined people are to rent rather than buy. This is driven by issues such as tax treatment of capital assets and the growing acceptance of outsourcing.
- Price – this is linked to the first two, but is also dependent on rental equipment availability: if there is a surplus, prices will decline.
- Events – high-value/low-frequency events change the size of a market, although only temporarily. For example, the Californian power crisis in 2001-2 led to dramatic growth in the market in the US, which then fell back once the crisis was over.

These factors also impact our power projects business. However, two factors in particular are driving the growth in the power utilities market.

- GDP growth in excess of grid capacity: in many developing countries around the world, the economies are growing faster than the power utilities can bring extra capacity on line.
- Growing affluence in some of these countries means that people are becoming ever-more dependent on power and increasingly intolerant of power failures.

We estimate that the market for the short-term rental of power, temperature control and oil-free air is worth about £1.1 billion worldwide and will grow at an estimated 2% above GDP. So if GDP grows at 3% on average, our market should grow at 5% and be worth £1.4 billion by 2008.

The total market is worth £1.1 billion in 2003, and is growing by an average of 5%


2003
1,110
2008
1,366
CAGR 5%

Source: Aggreko, Bain projections

Local power ■ Temperature control
Oil-free air ▨ Power projects

Our two different business models

There are two types of business within our market. One deals with small events which can occur regularly and the other with large-scale events which occur infrequently. These two businesses require different skills, equipment and logistics. Accordingly, Aggreko has developed two different business models.

Our Local business focuses on the smaller, more frequently occurring, events. Although most of this business has a leadtime of more than 12 hours, about 25% of its revenues come from responding to emergencies. It is therefore essential to have the capability to deploy equipment and people to the customer's site within a matter of hours. This business operates from over 100 service centres in North America, South America, Europe, the Middle East, Singapore and Australia. These service centres look after customers who are typically within a radius of 150 miles and they offer the complete range of our products and services. This Local business accounted for 78% of our revenues in 2004, amounting to some £253.2 million.

Our International Power Projects business concentrates on very large contracts, some of which can be worth over £10 million. Most contracts in this business are worth over £1 million. The biggest customers are power utilities, however we also serve armed forces, oil companies and mines. We use standardised equipment: 1 megawatt containerised units assembled in our own facility in Scotland. These are designed specifically to be easily transportable, reliable and robust. Because these power projects can arise anywhere in the world and the required response time is days or weeks rather than hours, we concentrate our fleet in five hubs – in South America, Africa, Europe, the Middle East and Asia. From each hub large amounts of equipment can be shipped or flown rapidly to wherever it is needed. In 2004, our International Power Projects business generated revenues of £70.4 million, or 22% of Aggreko's total turnover.

Who are our customers?

Revenue by customer segment


1
2
3
4
5
6
7

		%
1	Utilities	19.5
2	Manufacturing	18.8
3	Services & Military	19.7
4	Construction	11.3
5	Oil & Gas	10.0
6	Entertainment	6.2
7	Other	14.5

Source: Aggreko internal reports

Our market share

We estimate that in 2003 our worldwide share of the market for rental power, temperature control and oil-free air was approximately 23%, comprising 24% in the Local business and 20% in International Power Projects. In the Local business, Aggreko is the market leader in the European Union, North America, the Middle East and Australia.

Operating and Financial Review


Rupert Soames
Chief Executive


Angus Cockburn
Finance Director

Our Strategy

In March 2004 we announced the outcome of an in-depth review of Aggreko's strategy. This review had started some nine months earlier, and covered every aspect of our business. It concluded that Aggreko needed to have two different business models: a Local business, which markets the complete range of our services to customers within easy reach of our service centres; and an International Power Projects business which hires large power plants on a global basis to power utilities, the military and major industrial users.

Local business

There are two key objectives that underpin our strategy for the Local business.

The first relates to customer service. Our customer surveys show that Aggreko is regarded by our customers as providing industry-leading levels of service. Customers' expectations of what constitutes good service are constantly evolving, however, and we know that Aggreko is most successful when customers perceive clear differentiation between our offering and that of our competitors. The first objective of our strategy therefore is to maintain as wide a differentiation as possible. The biggest opportunity for differentiation lies in the area of customer service where the attitude and expertise of our staff, the geographic reach of our operations, the availability of a broad range of equipment, and the ability to respond 24 hours a day 7 days a week all give us reasons to argue that our offering is superior. Our first objective, therefore, is to find ways continuously to improve the service we offer to customers.

The second objective of our strategy is to be the most efficient specialist rental company. This will not only improve customer service but will also enable us to generate good returns on capital, whilst enabling us to provide outstanding service at a price the customer is willing to pay. In a business in which there are large numbers of relatively low-value transactions, short lead-times and complex logistics, an essential pre-condition of efficiency is having high quality systems and processes. Our second objective, therefore, is continuously to improve our systems and processes.

Both of these objectives are being addressed by a two-year restructuring programme, which commenced in March 2004, for our Local business which for some years had been suffering declining profitability and returns.

An underlying reason for the fall in profits related to the way we had historically organised our Local business. As the business had grown, each local service centre was established as an almost completely self-contained unit with its own administration, management and infrastructure; each depot collected its own debts, made its own local purchase agreements and consequently carried a heavy overhead burden.

Accordingly, we are implementing a new operating model for our Local businesses in Europe and North America. This "hub-and-spoke" model has two types of service centre: hubs hold our larger items of equipment and provide service and repair facilities. Spokes are smaller and act as logistics points from which equipment can be delivered quickly to a customer's site. The hubs and spokes have been organised into areas in which a manager has responsibility for the revenues, profitability and use of capital within that area.

In North America, we have re-organised the business into seven areas operating with twenty four hubs and twenty one spokes. In Europe, we have twelve areas operating with fourteen hubs and twenty two spokes. The difference in structures is a function of market density.

In this new model, most administrative functions are carried out in central locations. In Europe we have three rental centres supporting the business which are located in Cannock in the UK, Paris, and Aachen in Germany. The model in North America is to have four rental centres, of which two are currently operational, as well as a national call-handling centre; the remaining two rental centres will open in 2005.

This new model will deliver a range of benefits. For our customers, it will mean higher and more consistent levels of service and response. For Aggreko's Local business, it will mean an operating model which will allow us to increase revenues more cost-effectively. In other words to develop a more scalable business model and, as revenues increase, to improve our margins.

A further benefit of the new model will be that profit and capital employed can be measured at the same point in the organisation. Historically, because of the size of our service centres and the frequency with which rental equipment had to move between them, capital employed was not measured at the same level as profitability. In our view, return on capital employed is the key metric of efficiency in any business as capital-intensive as ours. A guiding principle of our organisation is to devolve responsibility and authority to the lowest point at which we can measure return on capital employed.

An integral part of the strategy for the Local business is the implementation of our new ERP system which will provide a single, global, IT system for managing our business. Many of our service centres are currently using inefficient and old software packages, some of which are no longer supported by the original vendors. Once our new system has been implemented, we will have greatly improved visibility of the business, which will enable us to drive improvements in operating efficiency. During the next twelve months we will roll out the new system throughout our North American and European businesses.

International Power Projects Business

This business has grown rapidly over the last five years, building an enviable reputation in delivering large power packages, often into remote locations around the world. Historically the bulk of our business has been concentrated in Africa and the Middle East. Our research has shown that these two regions account for less than 30% of the world market and, by rapidly expanding our geographic coverage, we can address a greater proportion of the global market. Of particular interest to us are power utilities which in many regions are highly reliant on hydro power. Whilst this can be a cost-effective form of energy, it is very dependent on rainfall which can vary widely from year to year, leading to potential short-term shortages in power supply.

Our strategy in the International Power Projects business therefore is to drive expansion into new regions and, in particular, into Asia and South America. This will increase the revenues of the business whilst reducing its volatility, since – in a market in which events can move demand rapidly between different parts of the world – we will be able to address a greater proportion of the opportunities which arise each year.

Summary

In summary, the overall objective of our strategy is to develop Aggreko into a business which is growing revenues and earnings, and is producing healthy returns on capital; is positioned in growing markets; and has a number of strategic options for further development.

We will achieve this by:

- Re-structuring our Local business into a new hub-and-spoke model, delivering best-in-class customer service and efficiency.

- Driving the expansion of our International Power Projects business into new territories and markets, and, thereby, making it a larger and less volatile business.

Progress against the Strategy in 2004

Progress has been generally good against the objectives set out in the Strategy Review, and is described in the Review of Trading. A summary is shown below:

Local business progress in North America and Europe

- *Reorganisation into Areas*
  Complete. Seven areas created in North America, and twelve in Europe.

- *Implementation of new management structure*
  Complete. Eighteen out of nineteen Area General Manager roles filled.

- *Creation of National Rental Centres*
  Complete in Europe, with NRCs in Cannock, Aachen and Paris. In North America, National Call Centre and two out of four rental centres operational. Remaining two rental centres will go live in 2005.

- *Implementation of Hubs and Spokes*
  Complete in North America; partial implementation in Europe. Lack of suitable properties is slowing progress in the UK. Major new hub at Moerdijk in Holland purchased to cover operations in Benelux, to be commissioned in 2006. Barcelona hub opened in 2004.

- *Planned headcount reductions*
  Complete.

- *ERP implementation*
  Progressing well. Final production version developed and taken live in Benelux and Germany. Implementation started in North America, with roll-out on a region-by-region basis in 2005. French implementation to start in H1 2005, and UK late 2005.

International Power Projects business

- *Geographic expansion in South America*
  Excellent progress. Over 100 MW on hire in South America at year end. Four fold increase in revenue from region in 2004. Major projects running in Brazil and Venezuela. Good progress in Local business operation in Macae, serving off-shore oil and gas operators.

- *Geographic expansion in Asia*
  Early progress. Senior management installed in region to develop business. New contracts won in Indonesia, Philippines, South Korea and Malaysia.

- *Development of gas-fuelled temporary power solution*
  Good progress. Solution developed and prototyped. First customer order won.

Review of Trading

Aggreko's trading performance improved significantly over the prior year, notwithstanding the disruption that we knew would be caused by the far-reaching restructuring of our businesses in North America and Europe. On a constant currency basis revenues grew by 5.0%; trading profit[1] by 19.2%; trading margin increased from 12.7% to 14.0%; and return on capital increased by 1.3 percentage points. This improvement has been driven by a sharp turnaround in North America, and a strong performance in Aggreko International. Profits in Europe fell.

The underlying trading performance was diluted by adverse currency movements, and most particularly, by the weakness of the US dollar (in which 58% of the Group's revenues and 72% of the Group's trading profit are denominated) relative to sterling, which reduced reported revenues by £23.7 million and trading profit by £4.1 million. This is shown in the table below, which also highlights the impact of fuel which we managed on behalf of a Sri Lankan customer but pass through our books at nil margin.

Group revenue

	2004 £ million	2003 £ million	Change %
As reported	**323.6**	331.8	(2.5)
Translational currency impact		(23.7)	
Constant currency	**323.6**	308.1	5.0
Sri Lankan fuel	**(3.4)**	(7.5)	
Constant currency excluding Sri Lankan fuel	**320.2**	300.6	6.3

Group trading profit

	2004 £ million	2003 £ million	Change %
As reported	**45.2**	42.1	7.5
Translational currency impact		(4.1)	
Constant currency	**45.2**	38.0	19.2

[1] All references to profit in this section are pre-exceptional unless otherwise stated.

The performance of each of our businesses is reported below.

North America

As reported	2004 £ million	2003 £ million	Change %
Revenue	**107.4**	110.8	(3.1)
Trading profit	**16.5**	8.9	84.7

In local currency	$ million	$ million	Change %
Revenue	**196.8**	181.3	8.6
Trading profit	**30.3**	14.6	107.0

The business' performance in 2004 represented a welcome turnaround, with margins and return on capital both improving sharply.

Revenue for the year to 31 December 2004 of $196.8 million was 8.6% ahead of the previous year; trading profit more than doubled; and trading margin increased from 8.2% to 15.4%. The revenue growth was achieved despite a reduction of 15% in the average headcount and the closure of eight of our fifty-nine locations in North America. On a like-for-like basis, excluding service centre closures, revenue grew by $26.1 million or 15.4%. Business performance was enhanced by several large military contracts won in the early part of the year, a number of which continued into the second half, and the busiest hurricane season in many years. Our employees in North America responded superbly to the considerable challenge of four major hurricanes over a six week period, working long hours to ensure our customers received the highest level of service. Importantly, whilst the business was certainly helped by these exceptional events, revenues excluding exceptional events and the impact of service centre closures increased by 5% on the previous year thus reflecting a higher level of underlying business activity and a more stable pricing environment.

In terms of business mix, rental revenue grew 6% and services revenue grew 15%, with military contracts pulling through a high level of value-added services. Power rental revenue for 2004 was 8% ahead of prior year – again mainly attributable to the military contracts. emperature control and oil-free air rental revenue grew during 2004 by 4% and 5% respectively, reflecting a strong performance in both products during the year.

The service centre closures and headcount reductions were implemented early in the year, and formed part of a concerted programme of cost reduction. The service centre closures also allowed re-deployment of substantial amounts of fleet to areas where it could achieve higher levels of utilisation, thereby contributing to improvements in fleet productivity.

The management team was also reorganised, with general managers each having responsibility for an area of North America. The new teams have got to grips quickly with the new operating model and, together with the work that has been done to improve our selling capability, this will stand the North American business in good stead for the future.

Overall, we have had an extremely good year in North America. Progress is being made in many areas, notably with the opening of two rental centres which are providing centralised administration functions to several areas; the implementation of a national call centre; and the development of the hub-and-spoke network. Preparations are also underway for a phased roll-out of the new ERP system commencing during the first half of 2005.

Europe

As reported	2004 £ million	2003 £ million	Change %
Revenue	**106.2**	113.1	(6.1)
Trading profit	**7.1**	12.3	(42.5)
In local currency	**€ million**	€ million	Change %
Revenue	**156.6**	163.3	(4.1)
Trading profit	**10.4**	17.7	(41.3)

The European business had a difficult year, and profits fell sharply. Revenues fell by 4.1%, while trading profit pre-exceptional items declined by €7.3 million, or 41%, to €10.4 million and trading margin decreased from 10.8% to 6.6%. This was partly due to sluggish demand in our core markets and partly because, as was anticipated at the time we announced the outcome of our Strategy Review, the roll-out of our new business model caused some disruption to the operations of the business.

The scale of change which the European business has undergone as a consequence of the restructuring programme is underlined by the fact that, against a headcount of 744 employees at 1st January 2004, 299 people left the business and 213 were recruited. This inevitably caused a considerable degree of distraction as managers focused on establishing a completely new set of processes and operating procedures, as well as recruiting and training large numbers of new employees.

The weakness in European trading was most pronounced in the Northern Europe business, and particularly in the UK. As the first, and largest, of our businesses worldwide to implement a National Rental Centre, this unit has seen the most disruption. It has also had to implement the new model without the benefit of our ERP system, which facilitates operating in a centralised environment. In addition, volumes declined in the telecommunications sector (in which Aggreko historically has had a strong position), as operators reached the final phases of their infrastructure roll-out programmes and, at the same time, the competitive environment became more intense. Revenues in Northern Europe were also impacted in the second half as we closed our locations in Gothenberg and Helsinki which, in future, will be served out of our Norwegian hub.

In Central Europe, subdued market conditions and a cool summer led to a decline in revenues and profits. Considerable progress was made, however, in implementing our new business model. A multi-lingual rental centre was opened in Aachen in September, providing call-handling and contract administration services across four countries. Following the successful implementation of our ERP system in Benelux, the system was rolled out in Germany and is now fully operational across our entire Central European business where it is beginning to deliver real operational benefits. Encouragingly, once the business in Benelux (which is the first territory to have implemented both the new structure and ERP system) had settled down following the implementation of the new business model and people were able to focus solely on the day-to-day running of the business, we have seen a steady improvement in sales and operational performance. After two years of declining revenues, the fourth quarter saw solid growth both on the prior quarter and year-on-year in Benelux.

Our Southern Europe business continued to grow both revenues and profits, with good performances in France, Italy and Spain. There were several major contract wins, including a project to provide cooling in several French nuclear power plants, and the provision of power for the construction of the Viaduc de Millau. The Southern European rental centre became operational in Paris in the last quarter, and is preparing to implement our new ERP system in 2005.

In terms of business mix, rental revenue in Europe declined by 2%. Within this, power reduced by 2%, temperature control revenue was flat on the prior year, and our smaller product line – oil-free air – fell by 8%. Service revenue declined by 9%.

The European business is now about half-way through the two-year restructuring programme. Much has been achieved over the last twelve months, and we now have firmly established a new management structure based around 12 areas as opposed to 39 depots. Our National Rental Centres are all operational, and growing daily in effectiveness; our new ERP system has been proved to work in practice as well as in theory.

The next twelve months will remain challenging: the ERP system will be implemented in our largest business in Europe – the UK – as well as in France. Against all this, the business is now stronger and the people within it look forward to a year in which their attention can be focused on winning and executing business rather than on re-organising and re-structuring. Overall, we expect to make progress in Europe this year and to be ready to enter 2006 a much stronger business.

International

As reported	2004 £ million	2003 £ million	Change %
Revenue	**110.0**	107.9	1.9
Trading profit	**21.6**	20.9	3.8

In local currency	$ million	$ million	Change %
Revenue	**201.5**	174.8	15.2
Sri Lankan fuel	**(6.3)**	(12.3)	
Local currency excluding Sri Lankan fuel	**195.2**	162.5	20.1
Trading profit	**39.7**	33.3	19.2

Aggreko's International business performed very strongly in 2004, although this was masked on a headline basis by the weakness of the US dollar and dollar-linked currencies relative to sterling.

In local currency, revenues increased by 20.1% (excluding Sri Lankan fuel) and trading profit by 19.2%. On the same basis, trading margin was at a similar level to the prior year at 20.5%.

The strategy of our International Power Projects business, which comprises about 64% of Aggreko International's revenues, has been to expand its geographical reach beyond its heartland of the Middle East, Sri Lanka and West Africa; and to grow the proportion of revenues generated by power utilities as opposed to military support work which, in the long term, is subject to greater volatility than the utility and industrial projects market. The business has made considerable progress in the last twelve months in implementing this strategy, although continuing high demand from military customers has meant that a greater proportion of equipment remained on military work than was initially anticipated. We have moved aggressively to consolidate our foothold in South America, which is a key target market. On top of the 30 MW won in December 2003 in Venezuela, we won our first large project in Brazil with 20 MW in Macapa commissioned in November 2004. We have also continued to win business in the Oil & Gas sector through the recently-opened service centre in Macae, north of Rio de Janiero. Revenues from South America increased fourfold in 2004 compared with 2003. Progress was slower in Asia, where we have reinforced our major projects capability by installing new management in Singapore; new projects were won in the Philippines, Malaysia, Korea and Indonesia.

Poor rainfall in Sri Lanka in 2002 and 2003 led to low levels in the country's hydro dams in 2004, resulting in strong demand for Aggreko's services, with a peak of 130 MW running from February through to September. In the last quarter, as the hydro dams filled during the monsoon, demand for additional power reduced sharply, and we enter 2005 with 15 MW on rent in Jaffna. Following the Tsunami, Aggreko was one of the first companies to make a donation in support of the emergency relief efforts in Sri Lanka, and we have told the authorities that we stand ready to assist in any way we can. Given the substantial amount of rain in the recent monsoon, however, and the commissioning of two new permanent power stations in the country, it is likely that supplementary power requirements in Sri Lanka in 2005 will be substantially lower than in 2004.

The Local business performed well in all of Aggreko International's territories. In the Middle East, a decline in military work was offset by rapid deployment of our equipment into new infrastructure projects across the Middle East, and the business continues to grow well. In Australia, a strong summer was followed by a good winter season as the business benefited from the desire of clients to maximise production at a time of high commodity prices. Our development of several new specialised applications for power and temperature control equipment is now paying dividends. The Local business in Singapore also had a good year.

Overall, we had a good year in International, making progress with the implementation of our strategy and continuing to build a broader base on which to grow the business in the future. The investment we have made in establishing our business in South and Central America is beginning to reap rewards: in December we signed a new 25 MW contract in Suriname, which took our power on rent in the region to over 100 MW.

Looking to the future, an opportunity to develop the market for gas-fuelled temporary power solutions was identified as part of our Strategy Review. During 2004, we invested development effort into identifying the right technical solution and, recently, we secured our first customer for this technology. Whilst we are at an early stage in the development of this market, it has the potential to be an important contributor to Aggreko International's future growth.

Financial Review

Overview

The profit and loss account for the year ended 31 December 2004 is summarised below:

	2004 Post-exceptional items £ million	2004 Pre-exceptional items £ million	2003 £ million
Revenue	**323.6**	**323.6**	331.8
Operating profit	**31.5**	**46.5**	44.7
Profit before tax	**27.6**	**42.6**	40.1
Taxation	**(8.8)**	**(13.6)**	(12.8)
Profit for the financial year	**18.8**	**29.0**	27.3

Earnings per Share

Basic earnings per share for the year of 10.86 pence represent an increase of 6.8% over the 2003 figure of 10.17 pence. Basic earnings per share for the year post-exceptional items were 7.04 pence compared to 10.17 pence last year.

Exceptional items

An exceptional charge of £15.0 million in respect of our restructuring programme has been recognised in the year ended 31 December 2004.

Shareholders' Funds

Shareholders' funds decreased by £7.6 million to £178.3 million, represented by the net assets of the Group of £260.4 million before net debt of £82.1 million. The movements in shareholders' funds are analysed in Table 1 below:

Table 1: Movements in Shareholders' Funds

	£ million	£ million
As at 1 January 2004		185.9
Profit for the financial year	18.8	
Dividend [1]	(15.5)	
Retained earnings		3.3
New share capital subscribed		0.3
Purchase of own shares held under trust		(3.3)
Credit in respect of employee share awards		0.8
Exchange		(8.7)
As at 31 December 2004		178.3

[1] The proposed final dividend for 2004 is 3.57 pence per ordinary share which, when added to the interim dividend of 2.25 pence, gives a total for the year of 5.82 pence (2003: 5.65 pence).

Cashflow and Net Debt

EBITDA (earnings before interest, taxes, depreciation and amortisation) pre-exceptional items, for the year amounted to £105.1 million, up 1.5% on 2003. EBITDA post-exceptional items amounted to £90.1 million. The net cash inflow from operating activities during the year totalled £98.9 million (2003 – £96.6 million). This funded capital expenditure of £56.3 million, which was down £5.6 million on 2003. Net debt decreased by £17.8 million during the year.

Financial Position

As a result of the decrease in net debt, gearing (net debt as a percentage of equity) at 31 December 2004 reduced to 46% from 54% at 31 December 2003.

The net interest charge for the year was £3.9 million, a decrease of £0.7 million on 2003, reflecting the lower level of net debt during the year. Interest cover pre-exceptional items increased to 11.8 times from 9.7 times in 2003. Based on the proposed final dividend of 3.57 pence, which would result in a full-year dividend of 5.82 pence per ordinary share, dividend cover pre-exceptional items is 1.9 times (1.2 times post-exceptional items).

The net operating assets of the Group at 31 December 2004 totalled £295.7 million, down £28.0 million on 2003. The return on average net operating assets, pre-exceptional items, has increased to 15.0% compared with 13.7% in 2003.

Currency Translation

The Group has sought consistently to hedge its net investment in overseas subsidiaries but not its major currency translation exposures arising from trading activities. The net overall impact of exchange rates on currency translation in 2004 was to reduce revenue and operating profit by £23.7 million and £4.1 million respectively. Set out in Table 2 are the principal exchange rates affecting the Group's overseas profits and net assets.

Table 2 (per £ sterling)

Principal Exchange Rates	2004 Average	2004 Year End	2003 Average	2003 Year End
United States dollar	**1.83**	**1.93**	1.64	1.79
Euro	**1.47**	**1.42**	1.44	1.42

Other Operational Exchange Rates	2004 Average	2004 Year End	2003 Average	2003 Year End
UAE Dirhams	**6.73**	**7.10**	6.01	6.58
Australian dollar	**2.49**	**2.48**	2.51	2.38

Source: Reuters

Increasingly, Aggreko International Projects is entering into contracts where the majority of its revenues and costs are US dollar denominated or linked to the US dollar. Therefore, for reporting purposes, the functional currency of this business has been changed from sterling to US dollars in 2004.

Treasury

Role of group treasury

The Group's treasury function is managed centrally to support the operating activities of the Group. Its primary role is to ensure that adequate liquidity is available to meet the Group's funding requirements as they arise, and that financial risk arising from the Group's underlying operations is effectively identified and managed.

The Group does not undertake any trading activity in financial instruments nor does it enter into any leveraged derivative transactions.

Management of foreign exchange risk

The Group manages its currency flows to minimise foreign exchange risk arising on transactions denominated in foreign currencies and uses forward contracts where appropriate in order to hedge net currency flows.

In order to reduce the currency risk arising on its net investments, the Group uses direct borrowings in the same currency as those investments. Group borrowings are currently drawn down in the principal currencies affecting the Group, namely US dollar, sterling and euro.

Management of interest rate risk

The Group's borrowings of £90.0 million at 31 December 2004 were principally drawn under bank facilities at floating rates. In order to manage interest rate risk, the Group uses interest rate swaps where appropriate to vary the mix of fixed and floating rates. At 31 December 2004 debt of £63.1 million, after interest rate hedging activity, was at fixed rates of interest. This resulted in a fixed to floating rate net debt ratio of 77:23 (2003 – 66:34).

Management of funding and liquidity risk

The Group maintains sufficient facilities to meet its normal funding requirements over the medium term. These facilities are primarily in the form of bank borrowings arranged on a bilateral basis with a number of international banks. The Group does not consider that the financial covenants contained in the facilities are restrictive to its operations.

During the year, Aggreko concluded the refinancing of £200 million of debt facilities. The new bi-lateral multi-currency facilities have a range of maturities up to seven years with key financial covenants being unchanged from the previous arrangements.

Management of counterparty credit risk

Cash deposits and other financial instruments give rise to credit risk on amounts due from counterparties. The Group manages this risk by limiting the aggregate amounts and their duration based on the credit rating of the relevant counterparty.

Financial Indicators
The key financial indicators, which, when taken together, are a measure of performance and the efficiency of the finance and risk management structures in place, are shown in Table 3.

Table 3: Financial Indicators

	2004	2003
Interest Cover*	**11.8 times**	9.7 times
Net Debt / Equity	**46%**	54%
Net Debt / EBITDA*	**0.78 times**	0.96 times
Average Cost of Debt	**3.9%**	3.7%
Effective Tax Rate	**32.0%**	32.0%

*pre exceptional items

Taxation
Taxation payable on the Group's profit on ordinary activities post exceptional items for 2004 was £8.8 million (2003 – £12.8 million). The Group's effective taxation rate for 2004 was 32.0% (2003 – 32.0%).

International Financial Reporting Standards
Under European Union legislation, all listed companies will be required to report under International Financial Reporting Standards (IFRS) for accounting periods commencing on or after 1 January 2005. The first annual report and accounts for Aggreko prepared under IFRS will be for the year ended 31 December 2005, with comparative information for 2004 stated in accordance with IFRS guidance. Interim results for the period to 30 June 2005 will also be prepared on an IFRS basis.

An IFRS implementation project team was established at the end of 2003 to ensure that appropriate processes and procedures were put in place to achieve the transition to IFRS. The project is overseen by a steering committee comprising the Group Finance Director and senior finance management, with the external auditor in attendance. The steering committee meets on a monthly basis and reports to the Audit Committee. The project team ensures that the other change aspects of this project are managed – for example, business system change requirements, training programmes for the personnel concerned, and other communication issues. The Group's auditors have been kept informed of, and consulted on, the development of the IFRS project and the preparation of the new Group accounting policies.

The restatement of the opening balance sheet for IFRS purposes has now been completed and the new IFRS compliant accounting policies implemented from 1 January 2005. There is no material impact on profit before tax, earnings per share and net assets for the year ended 31 December 2004. It is likely, however, that IFRS will introduce increased volatility in the reported financial results going forward, notably with respect to the implementation of IAS 39.

A summary of the key areas of accounting policy and disclosure change for the Group is as follows:

- IAS 14 Segmental Reporting
- IAS 19 Employee Benefits
- IFRS 2 Share Based Payments
- IAS 38 Intangible Assets
- IAS 39 Financial Instruments (derivatives)

Segmental Reporting
The new IFRS requirements for segmental reporting involves an increase in the amount of detail disclosed. Consistent with the Group's published business strategy, the segmental reporting disclosures will reflect the way in which management monitors the business, and will be based on geography and business type. The segments will be Europe North; Europe Other; North America; Other, which together comprise the Local business and AIP which comprises the projects business.

Segmental disclosure will include revenue, operating profit, assets, liabilities, capital expenditure and depreciation.

Employee Benefits
Under IAS 19 the net financial position of the Group's defined benefit pension scheme, based on the market values for the scheme's assets and scheme liabilities, will be included on the balance sheet. The initial adjustment on transition will be made directly against retained earnings. This treatment and the related disclosures have many similarities with the requirements of FRS 17, which are reflected in note 24 to the Group's Annual Report and Accounts.

Share Based Payments
Under IFRS 2 "share-based payments", the Group will be required to recognise a charge in the profit and loss account for all share options and awards based on the fair value of the awards as calculated at the grant date using an option-pricing model. An expense is recognised in the profit and loss account, as the fair value of the award is charged over the vesting period. For Aggreko, the financial impact is not considered to be material.

Goodwill and Intangible Assets
Under UK GAAP, the Group capitalises and amortises goodwill from business acquisitions. With respect to IFRS, we do not intend to take the IFRS 1 exemption on business combinations. Previous business acquisitions have been reviewed and individual intangible assets identified and separated from goodwill. There will be an IFRS opening balance sheet adjustment to reduce the balance of goodwill. Under IFRS, any residual goodwill will no longer be amortised and will instead be subject to annual impairment testing.

Capitalised software costs will also be reclassified in the balance sheet from tangible fixed assets to intangible assets.

Financial Instruments and Hedge Accounting
The Group manages its currency flows to minimise foreign exchange risk arising on transactions denominated in foreign currencies, and uses forward contracts where appropriate to hedge net currency flows. The Group's borrowings are principally drawn under bank facilities at floating rates. In order to manage interest rate risk, the Group uses interest rate swaps where appropriate to vary the mix of fixed and floating rates. Under IFRS the Group's hedging strategy has not changed and we anticipate that the majority of its financial instruments will qualify for hedge accounting, under IAS 39, thereby minimising the level of earnings volatility arising as a result of changes in the fair value of financial instruments.

Future IFRS Considerations
Further International Financial Reporting Standards and interpretations may be issued in the future that will be applicable for financial years beginning on or after 1 January 2005. Therefore, the Group's first audited IFRS financial statements may be prepared in accordance with different accounting policies from those discussed here. We will monitor closely future IFRS developments and their impact on our financial statements.



Rupert Soames
Chief Executive



Angus Cockburn
Finance Director

3 March 2005

Corporate Social Responsibility

Introduction

This report describes the policies and procedures that the Board has put in place to ensure that Aggreko operates in a safe, ethical and responsible manner, which protects the environment as well as safeguarding the health and safety of its employees, customers, and the communities in which it operates. The process for identifying, evaluating and managing the risks that are considered significant is summarised under the heading of Internal Control on page 39.

Aggreko is committed to working in a safe, ethical and responsible manner. The nature of our business is that we work in many different countries, often in remote and difficult environments, with equipment and substances which if improperly handled is potentially dangerous to people and harmful to property and the environment. We frequently operate in response to natural or man-made disasters, where the infrastructure has been badly damaged and where operating conditions are far from ideal. Over time, therefore, we have developed a comprehensive range of operating procedures and processes to ensure that we minimise any risk of harm to people or to the environment.

Health & Safety

Aggreko puts health and safety at the very heart of its operations. Most of our equipment is heavy, electro-mechanical equipment which, in the nature of our business, is moved around frequently. Our compressors and generators respectively produce high-pressure compressed air and very high voltages, either of which can be harmful to people if mishandled. We therefore take the greatest care to ensure that throughout our operation, safety is the number one priority.

Aggreko's policy is to implement common Health and Safety operating procedures worldwide. Whether operating in the Australian bush, the Saudi Arabian desert or in downtown Manhattan, our operating procedures are the same high standard.

Among the key features of Aggreko's worldwide Health and Safety Policy are:

- Ensuring that health and safety issues are at the fore-front of considerations when we design our equipment
- Ensuring that our equipment is built and maintained to the highest standards
- Training and educating our staff worldwide in the safe operation of our equipment
- Ensuring that Health and Safety issues have the appropriate level of focus throughout the management chain.

Aggreko has created its own Global Environmental Health and Safety Management System (GEMS) which has been implemented throughout the business. At the core of GEMS is a Best Operating Practice document that is published in 8 languages (English, French, German, Dutch, Spanish, Italian, Norwegian and Singhalese) and distributed to every Aggreko employee worldwide. The Best Operating Practice is updated in the light of experience and incidents, and covers the detailed operating procedures for all major categories of equipment.

GEMS also incorporates a comprehensive reporting system, which is designed to ensure that the Company knows of every incident, and can learn from it. A uniform accident and incident data collection procedure is implemented worldwide, and from these we can measure our performance and benchmark our operations. Performance measures are reported at business unit level on a monthly basis, and at company level on a quarterly basis. Any serious incident is immediately reported to the Executive Director responsible for the business unit concerned.

Meetings of the senior management of each region are held regularly; at each of these an Executive Director will normally chair the meeting, and incidents reported under GEMS are discussed at these meetings. On a quarterly basis, the Executive Director responsible for Health and Safety, George Walker, reports to the Board.

We measure our safety performance using a metric called "Frequency Accident Rating" (FAR), which is a measurement of lost-time accidents in relation to the number of hours worked. The usefulness of this measure is that we can benchmark our performance against other businesses. It is calculated as the number of lost- time accidents multiplied by 200,000 hours, divided by the number of man-hours worked. The benchmark is the 2003 level reported for US service industries by the US Department of Labor of 1.4. Aggreko's FAR performance over the past three years has been significantly better than this benchmark, being 1.09 in 2004, 0.97 in 2003, and 1.25 in 2002. This performance should also be seen in the light of the fact that the nature of Aggreko's business is almost certainly more challenging from a safety point-of-view than the majority of US service industries. A FAR score of less than 1.0 has been set by the Group as a target for 2005.

Technical Terms

NOx
Oxides of Nitrogen.
Particulate
In general this term relates to visible smoke.
Tier 1, tier 2, tier 3, tier 4
US Federal Government target emission reduction levels.
g/(bhp-hr)
Emissions in grams per brake-horsepower hour.
CO_2
Carbon Dioxide.
LWA
Sound power level at source.
MW
A million watts.
kVA
A thousand volt amperes.

The Environment

Environmental Policy

Aggreko's equipment is designed to function in all continents and all types of terrain. Through careful design and use of the most suitable technology, we also aim to minimise the environmental impact of that equipment. Aggreko makes available to its customers equipment and solutions that are designed to comply with applicable laws, regulations and industry standards wherever we operate in the world. In effect, this means they comply with the laws, regulations and standards of some of the most stringent jurisdictions in which we operate and, therefore far exceed the levels required in many others.

The two major environmental issues we deal with in our business are emissions-to-air from our equipment – the vast majority of which is diesel powered, and the safe handling and disposal of fuel and oil.

Our Environmental policies are managed in a similar way to safety. They comprise:

- Ensuring that environmental issues are at the fore-front of considerations when we design our fleet
- Ensuring that our equipment is built and maintained to the highest standards
- Training and educating our staff worldwide in the safe operation of our equipment
- Ensuring that environmental issues have the appropriate level of focus throughout the management chain.

Emissions-to-air: Exhaust Gases and Particulates

Emissions-to-air are an inevitable by-product of hydrocarbon fuelled engines. Over the years, as engines have become more efficient and legislation to limit emissions around the world has become stricter, emissions have reduced sharply. Aggreko works in co-operation with the manufacturers of diesel engines in order to meet new emission requirements at the earliest opportunity.

The principle contribution we can make to reducing emissions to air is in maintaining our equipment in good order, and introducing engines into the fleet with good emissions performance.

The chart below shows a summarised account of the requirement to meet new emission guidelines for Oxides of Nitrogen (NOx) and Particulate as set out by the US Federal Government. Most of Aggreko's fleet is powered by "tier 1" engines; we have so far introduced 396 "tier 2" engines into the fleet and will be adopting "Tier 3" compliant engines as they are made available by suppliers.

Diesel Generator Emission Development


1995
Unregulated
Tier 1
Tier 2
Tier 3
Tier 4A
Tier 4B
2014
NOx[g/(bhp-hr)]
Particulate [g/(bhp-hr)]
16
14
12
10
8
6
4
2
0
0
0.2
0.4
0.6
0.8
1
1.2

Our strong presence in markets which are particularly sensitive to emissions, such as California, means that these issues are at the fore-front of our design considerations and decisions on engine choice. We are constantly exploring new ways of reducing emissions and are particularly pleased that in 2004 we have completed the development of a new gas-fuelled temporary power solution, which has significantly lower levels of emissions (see below).

Reduction in emissions

	Tier 1 Engine	Gas engine	Reduction %
NOX	6.9 g/(bhp-hr)	1.0 g/(bhp-hr)	87
Particulate	0.4 g/(bhp-hr)	0.1 g/(bhp-hr)	75

Emissions to air: Carbon Dioxide (CO_2)

All of Aggreko's core activities release CO_2 into the atmosphere to a greater or lesser extent. The most significant impact arises from power generation in Aggreko International due to the intensiveness of our activities in providing temporary power stations. Any generation of electricity using hydrocarbon fuels inevitably causes the release of CO_2 and the performance of Aggreko's equipment is comparable to other equivalent power sources. Aggreko is actively researching the availability of alternative mobile power sources that will reduce the level of CO_2 emissions; until an economically viable alternative becomes available, the level of emissions will mirror the level of our business activity.

The actual amount of CO_2 released by our engines is driven by the usage our customers make of our equipment on rent; an engine running 24 hours / day will emit much more CO_2 than an engine used for a few hours a day. These patterns of usage can vary widely from country to country and from year to year. We estimate that in 2004 customers using Aggreko engines produced, on an annualised basis, approximately 2,060 tonnes of CO_2 per MW that they had on rent, and that the average CO_2 emission rate of Aggreko's power fleet was 0.65 tonnes of

CO_2 per MW hour. This compares with a modern coal-fired power station which will produce in the region of 0.85 tonnes of CO_2 per megawatt hour.

Petroleum Spills and the Safe Disposal of Waste Fluids

Aggreko and its customers handle a considerable quantity of diesel fuel and the occurrence of fuel spills is an area that the Company monitors very closely. The measure used by management to measure the performance of the Group in handling fuel is the "Petroleum Release Rating" (PRR). This is calculated as litres released to ground, divided by the cumulative average MW on rent. The PRR performance over the past three years has been; 2004 – a rating of 1.39; 2003 – a rating of 0.97; and in 2002 a rating of 0.60. In the early part of 2004 there were a number of significant spills in North America, and one large spill in Aggreko International. The causes of these spills were quickly identified and action taken to minimise the risks of further spills; as a result the performance in the second half was considerably improved. Furthermore, the increase since 2002 in the PRR is due also to the greater average running hours – and therefore higher volumes of fuel being handled – per MW on rent. In spite of this unfavourable trend, the overall performance of the Company in managing fuel continues to be of a very high standard. It is estimated that one litre of diesel is released for every 50,000 litres consumed by Aggreko equipment. Our equipment has been specifically designed to minimise the risk of fluid spillage through features such as a "save-all base", double-walled storage tanks and fail-safe valves. A PRR score of less than 1.3 has been set by the Group as a target for 2005.

Another potential source of environmental damage is in the disposal of consumables such as engine oil and filters. In our Local business, these are normally returned to our service centres where they are safely disposed. In our International Power Projects business, site-specific arrangements are made to ensure the safe handling of these items.

Reporting of fuel spills is handled in a similar way to Safety incidents, with monthly reporting at regional level, and quarterly reporting to the Board.

Noise

Aggreko has built a competitive advantage through an equipment fleet that minimises external noise. This is done by the use of custom-built acoustic enclosures as well as high performance isolation and attenuation systems. Aggreko continues to work closely with its suppliers and universities in order to develop its expertise in this field. As a result, our equipment is able to achieve the following performance standards that are well below the maximum levels permitted by current European legislation.

Noise Performance Standards

	Certified Noise Level (Sound Power LWA)		
Size of Generator	Maximum EU Limit	Aggreko Standard Product	Aggreko Premium Product
30kVA	98.3	93.3	78.0
60kVA	98.6	89.9	80.0
125kVA	99.0	90.0	83.0
200kVA	99.1	95.0	91.0
320kVA	99.4	94.0	90.0

Note: A reduction of 3 LWA in the certified noise level equates to an audible noise level that is approximately 50% lower.

Corporate Social Responsibility continued

Business Ethics

Ethics Policy

Aggreko has a reputation for delivering innovation, performance and solutions. Also at the heart of our long-term success is something less tangible and, less easily illustrated with figures or case studies. This key element is integrity and honesty in our business dealings, a factor that contributes to our long-term relationships with customers. All Aggreko employees are expected to behave ethically in their work, and our expectations of them are set out in a Corporate Ethics Policy. The objective of the policy is to make Aggreko a good company to work for; to maintain our reputation for exceptional customer service, and ethical business dealings, and to ensure the business is managed to a consistently high standard.

Employees who suspect any breaches of the Corporate Ethics Policy are encouraged to speak up, and their confidentiality and position is protected if they do so.

See our Corporate Responsibility Website

Further information and copies of the Environmental, Health and Safety Policy, and Corporate Ethics Policy are available on



www.aggreko.com/ourcompany/Corporate-Responsibility.asp

GOVERNANCE

Governance

aggreko

Board of Directors

Philip Rogerson † (60) Chairman
Philip Rogerson is Chairman of Viridian Group plc and THUS Group plc, Deputy Chairman of Carillion plc, a Non-executive Director of Davis Service Group plc and Northgate plc. Until February 1998 he was Deputy Chairman of BG plc (formerly British Gas plc) having been a Director since 1992. He joined the Board of Aggreko plc in September 1997 and was appointed as Chairman in April 2002.

Rupert Soames † (45) Group Chief Executive
Rupert Soames joined the Board as Group Chief Executive on 1 July 2003. He was formerly with Misys PLC, where he was Chief Executive of the Banking and Securities Division. Before joining Misys, Rupert was with GEC plc for 15 years, working in a number of their subsidiaries; in the last 4 years of his service with GEC he was responsible for the UK, African and Asian operations of Avery Berkel. He is a Non-executive Director of Baggeridge Brick PLC.

Derek Shepherd (62) Managing Director – International
Derek Shepherd, a Chartered Engineer, left his position as Managing Director of Taylor Woodrow Nigeria to become International Managing Director of Gammon (HK) in Hong Kong and joined Aggreko in 1988 as Managing Director of the UK business. He was appointed Director of Aggreko Europe in 1991 and became Managing Director in the following year. He joined the Board of Aggreko plc in September 1997. In March 1999 he was given responsibility for Aggreko International Power Projects together with the Company's activities in the Middle East, Australia, Asia, Africa and South America. He is based in Dubai, United Arab Emirates.

Angus Cockburn (41) Finance Director
Angus Cockburn, a Chartered Accountant, joined Aggreko in May 2000 as Finance Director. He was previously Managing Director of Pringle of Scotland, a division of Dawson International PLC, having joined that company in 1997 from PepsiCo Inc. At PepsiCo he spent five years in various positions, latterly as Regional Finance Director for Central Europe based in Budapest. He has worked with KPMG both in the UK and in the USA and has an MBA from the IMD Business School in Switzerland.

Hendrik Jan Molenaar (40) Managing Director – Europe
Hendrik Jan Molenaar, a Dutch national, joined Aggreko in 1992 as European Business Development Manager, having gained an MBA from Nijenrode University in the Netherlands. In 1995 he was appointed General Manager Middle East and headed up the rapid development of the Company's business in the United Arab Emirates, Oman and Saudi Arabia before returning to Europe in early 1999 to take responsibility for the UK operations. In November 1999, he was appointed European Operations Director and in February 2001 he became European Managing Director and was appointed an Executive Director of Aggreko plc. On 1 January 2005 he took up the position of Director of Business Development with the Company and stepped down from the Board of Aggreko plc on that date.

George Walker (47) President – Aggreko North America
George Walker, a United States citizen, joined Aggreko in 1987 when the Company initially entered the temperature control business through the acquisition of Mobile Air-Conditioning Inc. where he was Controller and then Vice-President. A graduate of the University of Texas, he became a Vice-President of Aggreko Inc. in 1988 and was appointed Executive Vice-President in 1997. In January 2001 he became President of Aggreko North America and was appointed an Executive Director of Aggreko plc.

Philip Rogerson



Rupert Soames



Angus Cockburn



Derek Shepherd



Hendrik Jan Molenaar



George Walker



Nigel Northridge



Andrew Salvesen



Roy McGlone



Nigel Northridge * § † (49) Senior Independent Non-executive Director
Nigel Northridge was appointed as Chief Executive of Gallaher Group Plc in January 2000, having started his career with that business in 1976 as a trainee manager. Over his 28 years with Gallaher he has held a wide range of senior positions including Divisional Director Iberia, General Manager Europe and, prior to taking up his present position, Group Sales and Marketing Director. He is also a Non-executive Director of Paddy Power plc. He joined the Board of Aggreko plc on 14 February 2002.

Andrew Salvesen * § † (57) Non-executive Director
Andrew Salvesen was appointed to the Board of Aggreko plc in September 1997. Previous to that, he had more than 20 years' experience with the Christian Salvesen group, including being the Managing Director of Christian Salvesen's former Oilfield Technology operations and was a Non-executive Director of Christian Salvesen PLC between 1989 and September 1997. He is a Non-executive Director of Smedvig ASA, Chairman of Roxar AS, Chairman of Eurohostel Limited, and Deputy Chairman of the National Trust for Scotland.

Roy McGlone * § † (51) Non-executive Director
Roy McGlone joined the Board in September 2002. He is Chief Executive of BBA Group plc, having previously held the position of Group Finance Director. A Chartered Accountant, he qualified with Price Waterhouse and subsequently held positions with Meggitt plc and BICC plc.

Company Secretary
Paul Allen (56)
Paul Allen, a Chartered Accountant, was Divisional Accountant of the Industrial Services division of Christian Salvesen PLC at the time of its acquisition of Aggreko in 1984. In 1986, following the acquisition of the North American business, he became Financial Controller of Aggreko North America. He returned to the UK in 1993 and became Head of Finance for Aggreko in 1994. He was appointed Company Secretary in September 1997.

Board Committees Membership
* Audit § Remuneration † Nomination

Directors' Report

Results and Dividends

The profit for the financial year after taxation was £18.8 million (2003 – £27.3 million).

An interim dividend of 2.25 pence per ordinary share was paid on 19 November 2004 and the Directors now recommend a final dividend of 3.57 pence per ordinary share payable on 20 May 2005, making a total for the year of 5.82 pence per ordinary share (2003 – 5.65 pence). The total cost of these dividends amounts to £15.5 million (2003 – £15.1million).

The balance of the retained profit for the financial year of £3.3 million (2003 – £12.2 million) has been transferred to reserves.

Share Capital

Details of the changes in issued share capital during the year are shown in Note 20 to the accounts.

Principal Activities

The principal activities of the Group, significant changes in those activities and an indication of likely future developments are described in the Chairman's Statement on pages 8 to 10 and in the Operating and Financial Review on pages 14 to 25. Principal subsidiary undertakings are listed in Note 25 to the accounts.

Going Concern

The Directors, having made all the relevant enquiries, consider that the Group and the Company have the adequate resources at their disposal to continue their operations for the foreseeable future, and that it is therefore appropriate to prepare the accounts on a going concern basis.

Directors

The Directors of the Company and their biographical details are set out on pages 32 and 33.

Mr P G Rogerson, Mr N H Northridge and Mr F A B Shepherd retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. The Nomination Committee has considered the contribution and commitment of the Directors that are required to offer themselves for re-election and has confirmed to the Board that their performance continued to be effective and, therefore, the Company should support their re-election. Mr Rogerson was Deputy Chairman between 1997 and 2002 and has been Chairman since 2002; Mr Northridge has been the Senior Independent Non-executive Director since 2002 and Mr Shepherd has been an Executive Director since 1997.

Mr H J Molenaar took up the position of Director of Business Development with the Company on 1 January 2005 and he stepped down from the Board of Aggreko plc on that date.

All of the Directors have service agreements or letters of appointment and the details of their terms are set out in the Remuneration Report on page 48. No other contract with the Company, or any subsidiary undertaking of the Company, in which any Director was materially interested subsisted during or at the end of the financial year.

A statement of Directors' interests in the share capital of the Company at the end of the financial year is given on pages 53 and 54.

Donations

During the year the Group contributed £26,915 (2003 – £37,596) in terms of cash, employees' time, and other services to a range of charitable, community and arts organisations. Of this total £9,519 (2003 – £20,428) was donated to registered UK charities.

No political donations were made during the year (2003 – Nil).

Employees

The Group continues to operate team briefings throughout its business to keep employees informed of developments and plans, both in their own operations and in the Group as a whole. Employees have access to the "Aggreko Resource Centre", an Intranet based system, which provides them with a wide range of information on the activities of the Group around the world. The annual and interim results are publicised extensively throughout the business and are made available to all employees.

The Aggreko Savings-related Share Option Scheme (Sharesave) was launched in 1998 and currently more than a third of employees with over six months service participate in this scheme. A substantial number of employees have shareholdings built up through Sharesave and other schemes.

The Group's policies for recruitment, training, career development, and promotion of employees are based on the suitability of the individual and give those who are disabled equal treatment with the able bodied. Where appropriate, employees disabled after joining the Group are given suitable training for alternative employment with the Group or elsewhere.

Supplier Payment Policy

It is the Group's policy to settle the terms and conditions of payment with suppliers when agreeing each transaction, to ensure that suppliers are made aware of these terms and, in practice, providing the supplier meets its contractual obligations, to abide by them. In overall terms, the Group had approximately 42 days credit outstanding as at the balance sheet date.

Annual General Meeting

The Company's Annual General Meeting will be held on Wednesday 27 April 2005 at the Hilton Hotel, 1 William Street, Glasgow and the notice of this meeting is set out on pages 78 to 80.

Special Business

Allotment for Cash

Resolution 8 proposes as a special resolution to disapply the statutory pre-emption rights of shareholders on allotment of equity securities for cash up to a limit of a total of shares with a nominal value of £2,680,000, being approximately 5% of the current issued share capital.

The resolution also disapplies these rights to the extent necessary to facilitate rights issues. The authority under this resolution would expire on the date of the Annual General Meeting in 2006 or on 26 July 2006, whichever is the earlier. This resolution is on the same basis as approved last year and the Directors intend to seek renewal of this power at subsequent Annual General Meetings.

Purchase of Own Shares

The final item of special business is the Directors' recommendation that shareholders renew the authority of the Company to purchase its own ordinary shares as permitted under Article 7 of its Articles of Association. Accordingly, Resolution 9 will be proposed as a special resolution seeking authority to make such purchases in the market. The Directors will only use such authority when they consider it to be in the best interests of shareholders generally and an improvement in earnings per share would result. The Board is taking the power to hold shares in treasury; accordingly, any ordinary shares purchased under this authority will either be cancelled (and the number of ordinary shares on issue reduced) or held in treasury.

Resolution 9 specifies the maximum number of ordinary shares which may be purchased (representing approximately 10% of the Company's existing issued ordinary share capital) and the minimum and maximum prices at which they may be bought, reflecting the requirements of the Companies Act 1985 and of the Financial Services Authority, as set out in the Listing Rules. The Directors intend to seek renewal of this power at subsequent Annual General Meetings.

Treasury Shares
Amendments to the Companies Act which came into force on 1 December 2003 allow companies acquiring their own shares to hold these shares in treasury for re-sale. Resolutions 8 and 9 would provide the Directors with the authority they need to use treasury shares to give the company more flexibility in managing its share capital. The Directors have no immediate intention of using such authority and would do so only when they consider it to be in the best interests of shareholders generally.

The Directors intend that any buy back of shares into treasury and re-sale of shares from treasury will operate within the following limits:

- No more than 10% of the Company's issued shares will be held in treasury at any time; and
- Treasury shares will not be sold at a discount of more than 10% to the middle market price of shares at time of sale.

Notifiable Interests
As at 15 February 2005 the Company had received notifications of the following share holdings in excess of 3% of the issued ordinary share capital:

Name of Shareholder	Number of Shares	%
Deutsche Bank AG, Frankfurt †	27,177,236	10.13
A E H Salvesen *	14,553,159	5.43
J O Hambro Capital Management Limited	9,476,995	3.53
Legal & General Investment Management Limited	9,406,264	3.51
Wellington Management Company, LLP	8,393,300	3.13

† including direct and indirect subsidiary company interests
* including immediate family and trustee interests

The Directors are not aware of any other material interests amounting to 3% or more in the share capital of the Company.

Auditors
A resolution re-appointing PricewaterhouseCoopers LLP as the Company's auditors will be proposed at the Annual General Meeting.

By order of the Board

A Paul Allen
Secretary

3 March 2005

Directors' Responsibilities

Company law requires the Directors to prepare Accounts for each financial period which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those Accounts, the Directors are required to :

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the Accounts; and
- prepare Accounts on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the Accounts comply with the Companies Act 1985. They are also responsible for the Group's system of internal control and safeguarding its assets and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors confirm that these Accounts comply with the foregoing requirements.

Corporate Governance

Introduction

The Board remains committed to high standards of corporate governance and supports the Combined Code of Corporate Governance (the "Code") and has reviewed its corporate governance policies and practices in the light of revised Code published in July 2003 that has applied to the Company since 1 January 2004.

Board Meetings and Responsibilities

Corporate governance is the responsibility of all Directors. The Board meets at least six times a year. Amongst the matters reserved for decision by the full Board are strategic policy, acquisitions and disposals, capital projects over a defined limit, annual budgets, new Group borrowing facilities, and significant changes to employee benefit schemes.

There is a distinct and defined division of responsibilities between the Non-executive Chairman and the Group Chief Executive. The Chairman is primarily responsible for the effective working of the Board and the Group Chief Executive is responsible for the operational management of the business and for the implementation of the strategy agreed by the Board. The Chairman holds meetings with the Non-executive Directors without the Executives present and led by the Senior Independent Director the Non-executive Directors meet without the Chairman present on such other occasions as are deemed appropriate.

The attendance of Directors at Meetings in 2004 is set out in the table below:

	Board Meetings	Audit Committee	Remuneration Committee	Nomination Committee
Number of Meetings in 2004	6	3	5	1
P G Rogerson	6	n/a	n/a	1
R C Soames	6	n/a	n/a	1
F A B Shepherd	6	n/a	n/a	n/a
A G Cockburn	6	n/a	n/a	n/a
G P Walker	5	n/a	n/a	n/a
H J Molenaar	6	n/a	n/a	n/a
A C Salvesen	5	2	4	–
N H Northridge	5	2	5	1
R V McGlone	6	3	5	1

n/a Not a member of Committee

A programme has been prepared that is designed to ensure that new Directors receive a full, formal and tailored induction on joining the board. During the year the Board visits operational locations; Directors are briefed on a wide range of topics and are given the opportunity to discuss aspects of the business with employees. Directors have access to independent professional advice at the Company's expense where they judge this to be necessary to discharge their responsibilities as Directors. All Directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

Independent Directors

The Board currently comprises a Chairman, Group Chief Executive, four other Executive Directors and three Non-executive Directors; their details are set out on pages 32 and 33. The Non-executive Directors bring a wide range of experience to the Company and are considered by the Board to be independent as defined in the revised Code. The Board has considered the independence of Mr A C Salvesen who is himself a significant shareholder and holds just under 3% of the issued share capital. The Board does not consider that this holding will impact Mr Salvesen's independence. The Board has also satisfied itself that none of the Non-executive Directors represent any other shareholder or group of shareholders.

Mr N H Northridge has been appointed as the Senior Independent Director and together with the two other Non-executive Directors provides a strong and independent element on the Board. The revised Code states that at least half of the Board, excluding the Chairman, should be comprised of independent Non-executive Directors. However, the Directors believe that to achieve this balance, requiring the appointment of two additional Directors, would cause the Board to be unwieldy.

Re-election of Directors

One third of the members of the Board must retire by rotation each year and may offer themselves for re-election if eligible. The Board has also resolved that all of its members must submit themselves for re-election at regular intervals of at least every three years. Any Director appointed by the Board will be subject to election by shareholders at the first opportunity after his or her appointment and will not be taken into account in determining the Directors who are to retire by rotation at that meeting.

Standing Committees

The Board has standing Audit, Remuneration and Nomination committees, the memberships, roles and activities of which are detailed in separate reports; Audit Committee on pages 41 and 42, Remuneration Committee on page 44 and Nomination Committee on page 43. Each committee reports to, and has its terms of reference approved by, the Board and the minutes of the committee meetings are circulated to, and reviewed by, the Board.

The Terms of Reference of the standing committees of the Board are available on our website at www.aggreko.com/investors under the heading "Corporate Governance".

Board Performance Evaluation

During 2004, the Board has conducted an evaluation of its own performance. This involved the completion of assessment questionnaires by all Directors covering the performance of the Board and its Committees. Other topics included the effectiveness of the Chairman, Executive and Non-executive Directors, the monitoring of performance, corporate governance as well as leadership and culture. The Board considered a summary of the conclusions and this will be followed up by meetings as appropriate with individual directors.

Relations with Shareholders

The Notice of Annual General Meeting on pages 78 to 80 sets out the resolutions that will be proposed. The Board supports the use of this meeting as a means of communicating with private investors and encourages their participation. The Company is ready, where practicable, to enter into a dialogue with shareholders through analyst briefings and investor presentations. Senior executives seek to meet regularly with institutional and major shareholders to improve their understanding of the Company and its objectives. The senior independent director is available to meet shareholders if they have concerns. In addition to attending meetings with Shareholders the Board has sought to understand the views of investors better by commissioning regular feedback reports from the Company's Stockbrokers.

Internal Control

The Board has applied Principle C.2 of the Code by establishing a continuous process for identifying, evaluating and managing the risks that are considered significant by the Group. This process is designed to manage rather than eliminate risk, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Board's monitoring framework covers a wide range of controls, including financial, operational and compliance controls together with risk management. It is based principally on reviewing reports from management and considering whether significant risks are identified, evaluated, managed and controlled and ensuring that any significant weakness thus identified is promptly remedied. The Board continues to enhance and strengthen the procedures for identifying and monitoring of key areas of risk.

The Board also considers financing and investment decisions concerning the Group and monitors the policy and control mechanisms for managing treasury risk. The Group insurance programme is reviewed by the Board, which also approves self-insured exposures.

During the year the Audit Committee of the Board reviews the external and internal audit work programmes and considers reports from internal and external auditors on the system of internal control and any material control weaknesses. It also receives responses from management regarding the actions taken on issues identified in audit reports.

Review of Effectiveness of Internal Control

In compliance with Provision C.2.1 of the Code, the Board reviews the effectiveness of the Group's system of internal control.

On an annual basis the Audit Committee receives a formal review that is designed to assess the application of the principal financial and operational controls operated by the Group. The review, which is based on self-assessment by senior operational management, is carried out using a risk review and control questionnaire and is intended to complement the internal and external audit procedures. There is also a comprehensive procedure for monitoring all significant risks and key risks have been identified on a risk register. The Board has considered the probability of those risks occurring and their impact, as well as the actions that would be taken in response to them if they did occur.

The Board has undertaken a specific assessment of internal control for the purpose of this Annual Report. This assessment considered all significant aspects of internal control during the year ended 31 December 2004. Accordingly, the Board is satisfied that the Group continues to have an effective system of internal control.

Corporate Social Responsibility

The Board has set policies for the Group to ensure that it operates worldwide in a safe, ethical and responsible manner, which protects the environment as well as safeguarding the health and safety of its employees, its customers, and the communities in which it operates. These policies are intended to recognise, evaluate and manage responsibly environmental, health and safety risks through implementation of a comprehensive Global Environmental, Health and Safety Management System that standardises best operating practices, objectives, data collection, reporting, audits, performance indicators and goals. These policies are set out in more detail on pages 26 to 30.

Pensions

The assets of the UK defined-benefit pension fund are controlled by trustees; they are held separately from the assets of the Company and invested by independent fund managers. These segregated funds cannot be invested directly in the Company. Four trustees have been appointed by the Company and, in addition, two member-nominated trustees have been appointed. This fund was closed to new employees joining the Group after 1 April 2002; new employees are now offered membership of a Group Personal Pension Plan.

Compliance with the Code

The Directors consider that the Group complies and has complied throughout the year ended 31 December 2004 with all of the Provisions of the Code with the exception that the revised Code that applied from 1 January 2004 states that at least half of the Board, excluding the Chairman, should be comprised of independent Non-executive Directors. The Directors believe that to achieve this balance would cause the Board to be unwieldy.

Philip G Rogerson
Chairman

3 March 2005

Audit Committee Report

Responsibilities and role of the Audit Committee (the "Committee")

The principal responsibilities of the Committee are as follows:

1. to consider the appointment and assess the independence and effectiveness of the External Auditor;
2. to recommend the audit fee to the Board and to ensure that the provision of non-audit services does not impair the External Auditors' independence or objectivity;
3. to discuss with the External Auditor, before the audit commences, the nature and scope of the audit and to review the Auditors' quality control procedures and steps taken by the Auditor to respond to changes in regulatory and other requirements;
4. to oversee the process for selecting the External Auditor and make appropriate recommendations through the Board to the Shareholders to be considered at the Annual General Meeting;
5. to review the External Auditor's report on significant matters arising from the audit;
6. to monitor and review the effectiveness of Internal Audit, including a review of the Internal Audit programme and ensuring that the Internal Audit function is adequately resourced and has appropriate standing within the company;
7. to consider management's response to any major External or Internal Audit recommendations;
8. to review the Company's procedures for handling allegations from whistleblowers;
9. to consider serious incidents of fraud or other irregularities.

The full Terms of Reference of the Committee are available on our website at www.aggreko.com/investors under the heading "Corporate Governance".

Composition of the Committee

The names of the members of the Committee who served during the year ended 31 December 2004 are as follows:

Mr R V McGlone Chairman

Mr A C Salvesen

Mr N H Northridge

The Committee is entirely composed of independent Non-executive Directors. The qualifications of the members of the Committee and their biographical details are set out on page 33. The Board is satisfied that at least one member of the Committee has recent and relevant financial experience. The specific policies in relation to remuneration of the members of the Committee are set out in the Remuneration Report on page 48. The Company Secretary acts as Secretary to the Committee.

Meetings

The number of meetings during 2004 and attendance is set out on page 38.

Main activities of the committee in the year to 31 December 2004

1. Financial statements
   The Committee reviewed the annual results for the year ended 31 December 2003 and the interim results for the six months ended 30 June 2004 in order to monitor the integrity of the financial statements. The Committee also considered the impact of proposed changes to financial reporting including the implementation of International Financial Reporting Standards.

2. Internal financial control and risk management systems
   The Committee reviewed and discussed the Risk Register that was prepared by the business units and sets out the likelihood and potential impact of the significant risks faced by the Group. The Committee also considered the results of a self-assessment of Internal Control that covered all of the Group's financial reporting systems. The Committee considered the adequacy of the whistleblower arrangements contained in the Group Ethics Policy.

3. External auditors
   The Committee considered a recommendation to the Board to re-appoint PricewaterhouseCoopers LLP as Auditors of the Company. There was a review of the level of fees for non-audit services and the application of those policies that ensure auditor independence.

   During 2004, the Committee received the reports of the External Auditor in respect of the annual results for the year ended 31 December 2003 and the interim results for the six months ended 30 June 2004. The Committee considered the audit work done and any significant judgmental accounting and reporting issues.

   The proposed External Audit programme and timetable was reviewed.

4. Internal Audit function
   The Committee received regular reports from the Head of Internal Audit and reviewed progress against the agreed plan for the year. The Committee considered all significant internal control issues raised in these reports. The Committee reviewed the 2005 Internal Audit Plan and considered the adequacy of Internal Audit resources.

Roy V McGlone
Chairman of the Audit Committee

3 March 2005

Nomination Committee Report

Responsibilities and role of the Nomination Committee (the "Committee")

The principal responsibility of the Committee is to assist the Board with succession planning and with the selection process for the appointment of a new Director or Chairman. In discharging that responsibility the Committee is required:

1. to evaluate the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepare a description of the role and capabilities required for a particular appointment;
2. to assess the time commitment expected on the part of a new Chairman of the company and to require new Non-executive Directors to undertake that they will have sufficient time to meet what is of expected of them;
3. to oversee the search process, using such outside advisers as the Committee may consider appropriate;
4. to keep the Board advised of the candidates who have been identified for approach and on the preferred candidates for initial interviews;
5. to arrange for all members of the Board to meet the preferred candidate prior to making a formal recommendation to the full Board.

The full Terms of Reference of the Committee are available on our website at www.aggreko.com/investors under the heading "Corporate Governance".

Composition of the Committee

The names of the members of the Committee who served during the year ended 31 December 2004 are as follows:

Mr P G Rogerson Chairman

Mr R C Soames

Mr A C Salvesen

Mr N H Northridge

Mr R V McGlone

The Committee is composed of the Chairman, the Chief Executive and the independent Non-executive Directors. The qualifications of the members of the Committee and their biographical details are set out on pages 32 and 33. There is no specific provision for remuneration of the members of the Committee. The Company Secretary acts as Secretary to the Committee.

Meetings

The number of meetings during 2004 and attendance is set out on page 38.

Main activities of the committee in the year to 31 December 2004

1. Letters of Appointment
   The Committee considered the issue of the new letters of appointment to the Chairman and Senior Independent Non-executive Director.
2. Succession Planning
   The Committee met to consider Board succession planning and a process for identifying and managing talent within the Group.

Philip G Rogerson
Chairman

3 March 2005

The Directors confirm that the Company has complied with the Principles and underlying Provisions relating to Directors' remuneration of The Combined Code of Corporate Governance (the "Code") published in July 2003 and that this Remuneration Report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002. Details of each individual Director's remuneration for 2004 are set out on page 49. Information on Directors' share and share option interests may be found on pages 53 and 54.

Remuneration Committee (the "Committee"): Composition, Responsibilities and Operation

The names of the members of the Committee who served during the year ended 31 December 2004 are as follows:

Mr N H Northridge Chairman

Mr A C Salvesen

Mr R V McGlone

The Committee is entirely composed of independent Non-executive Directors. They have no personal financial interest, other than as shareholders in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day operational responsibility within the Group.

The Committee's principal function is to determine the policy on remuneration for the most senior executives and to approve the specific remuneration of the Executive Directors and the Secretary, including their service contracts. The Committee also has responsibility for making a recommendation to the Board in respect of the remuneration of the Chairman.

The Committee's remit therefore includes, but is not restricted to, basic salary, benefits in kind, performance related awards, share options and share awards, long-term incentive schemes, pension rights, and any compensation or termination payments. In exercising its responsibilities the Committee has access to professional advice, both inside and outside the Company, and consults with the Chairman and Chief Executive. The Company Secretary acts as Secretary to the Committee.

The full Terms of Reference of the Committee are available on our website at www.aggreko.com/investors under the heading "Corporate Governance".

There are a number of external advisors appointed by the Company who advise on remuneration matters for the wider workforce and also provide advice to the Committee from time to time. Principal advisors in the year were:

Towers Perrin provides remuneration consultancy with respect to basic salary, bonus plans and executive long-term incentive plans.

New Bridge Street Consultants provides advice on the existing Savings-Related and Executive share option schemes and on the implementation of share plans.

Mercer Human Resource Consulting provides advice on retirement benefits in the UK and overseas and administers the UK defined benefit pension scheme.

Watson Wyatt LLP provides advice on retirement benefits in the UK.

Remuneration Policy

The Committee has adopted the following policy for the remuneration of Executive Directors throughout 2004. It is intended that this policy will apply in 2005 and future years.

Annual Salaries

Salaries are determined by a combination of the individual's contribution to the business and the market rate for the job. The Company typically pays the market median, for standard performance in the job, and pays up to the market upper quartile for upper quartile performance. On occasions it may be necessary to pay above the market median to attract people of the right calibre to meet the needs of the business.

The appropriate market rate is the rate in the "market place" from which the individual is most likely to be recruited. The Company operates in a number of market places throughout the world where remuneration practice and levels differ. This can result in pay and benefit differentials between the Executive Directors.

In arriving at an appropriate market rate, reference is made to a number of well-established salary surveys covering similar jobs of the same size in a large sample of over 400 companies in the manufacturing and service sectors in the UK. The same consistent approach is taken for expatriate and overseas salaries where reference is made to the appropriate surveys for the geographical location.

The Company's pay systems are designed to allow progression that reflects an individual's contribution to the business and to control overall cost. Pay and benefit structures are designed to be cost effective to achieve the right level of attraction and retention at the best value. The Company is always mindful of the need for good corporate governance in respect of pay and benefits for all its employees including Directors.

Performance related elements of Remuneration

A significant proportion of Executive Directors' remuneration is performance related through annual bonus and share plans as further explained below.

Annual Cash Bonuses

The Company pays competitive bonuses that are intended to place the total cash earnings of executives at around upper quartile for the market place in high performance years. The factors to be measured for bonus purposes and the corresponding levels of bonus are pre-determined at the start of the year. Bonuses are paid as close to the end of the performance period as practicable so that they reflect current performance. All Executive Directors participate in a scheme which allows them to earn bonuses on a graduated scale if a targeted level of earnings per share is exceeded. The performance criteria are designed to enhance shareholder value and the Committee approves all financial targets and personal goals; no bonus will be paid if targets and goals are not achieved. For the Group Chief Executive and the Finance Director, all of their bonus is based upon earnings per share. 75% of the bonus of Regional Directors is based upon the same measure with 25% based upon profit achieved in their own region. In 2005, 50% of the bonus of Regional Directors will be based upon earnings per share and 50% upon the profit achieved in their own region. The Group Chief Executive and the Director responsible for North America have a maximum bonus opportunity of 75% of basic salary. The maximum for other Executive Directors is 50% and in 2005 this maximum will increase to 60%. The Committee does, however, also have discretion to reward outstanding individual achievement.

Long-Term Incentive Arrangements

At the 2004 Annual General Meeting shareholders approved the introduction of Long-Term Incentive Arrangements consisting of a performance share plan and a co-investment plan which cover about 100 executives in the business worldwide and operate as follows:

Performance Share Plan

Under this plan, executives are granted a conditional award of shares, some, all or none of which will vest three years later, depending upon the Company's performance over the deferral period. The measurement of performance commences in the year in which the award is made and awards are subject to the executive remaining in service at the end of the period.

Two performance measures are utilised; 75% of plan awards is measured against earnings per share (EPS) and 25% against Return on Capital Employed (ROCE). The first performance measure is real (i.e. excluding inflation) compound growth in aggregate EPS over a three-year period. The definition of EPS is the fully diluted EPS published in the Annual Report, although the Committee has the discretion to make adjustments to ensure the measure is consistent from year to year and represents a fair measure. The Committee selected this measure because it believes that it is well aligned with shareholder interests as well as being readily understood by executives. Having considered the business's future plans and prospects, the Committee decided that an appropriate range for real compound annual growth in EPS over the next few years is 3%-8%, if inflation averages 2% per year, this would be 5%-10% growth in normal terms. There is no award for aggregate real compound EPS growth of 3% per annum or less. The maximum award is made if aggregate EPS is equivalent to real compound annual growth of 8% or more. For performance between these levels, awards would be made on a straight line, pro-rata, basis between zero and the maximum level. The second performance measure is average ROCE over a three-year period. The Committee selected this measure because it believes that an adequate level of ROCE is essential for the maintenance of shareholder value and this measure is already in use throughout the business. The Committee will review the appropriate ROCE performance range for each annual grant of awards to be made under the plan, taking account of the business's future plans and prospects. Having considered these factors in respect of awards made in 2004, the Committee decided that an appropriate range for the three-year performance period 2004-2006 is ROCE of between 13.7% and 15.7% per annum. There would be no award for average ROCE of 13.7% or less. The maximum award would be made if average ROCE is 15.7% or more. For performance between these levels, awards would be made on a straight line, pro-rata, basis between zero and the maximum award. The Committee has increased this range for awards made in 2005 and the range for the three-year performance period 2005-2007 will be ROCE of between 15% and 17% per annum.

The Committee's intention is that the maximum award would be for shares with a value equal to one year's salary at date of grant and that, in practice, only Executive Directors would receive awards at this level.

Whilst the rules of the plan permit a maximum award of shares up to a value equal to two years' salary, the Committee's intention is that in most circumstances the maximum award would be a value equal to one year's salary, and that, in practice, the number of people receiving awards at this level would be very restricted. During 2004 Executive Directors were granted awards of between 70% and 100% of their basic salary.

Co-Investment Plan

Under this plan executives are allowed to invest up to a maximum of 20% of their base salary in Aggreko shares. The offer will be made to them each year shortly after bonuses are declared. This means that executives can use their net bonus to acquire shares at market price but there is no direct link to the bonus paid.

Provided that the executive continues to hold these shares for three years the Company will make a matching award. There will be an automatic match of three shares for every four the executive holds i.e. a 75% match. Higher levels of matching award will be dependent upon performance up to a maximum total matching award of six shares for every four the executive holds, i.e. a 150% match, if the maximum level of performance is achieved.

The performance measures and performance targets under this Co-Investment plan are exactly the same measures as those which will apply under the performance share plan, i.e. real compound growth in aggregate EPS in a range from 3% to 8% per annum on a straight line, pro-rata, basis and average ROCE of between 13.7% and 15.7% per annum. (15% and 17% per annum for 2005 awards.)

Savings-Related Share Option Schemes

The Company believes that savings-related share schemes generally encourage the matching of interests between employees and shareholders. The Aggreko Savings-Related Share Option Scheme (Sharesave) is normally offered annually to all employees and Executive Directors who have at least six months' service.

Executive Share Option Schemes

Prior to 2004 senior executives were invited to participate in an Executive Share Option Scheme at the discretion of the Committee. Following the implementation of the Performance Share and the Co-Investment Plans, it is anticipated that further grants under the existing Executive Share Option Schemes will only be made in exceptional circumstances where the new plans are not appropriate.

The allocation of Executive Share Options was based on multiples of remuneration dependent upon the seniority and job size of the individual's appointment, with the maximum multiple of $1^1/_3$ times remuneration in any one year being available to Executive Directors.

UK participants in the Executive Share Option Scheme received part of their entitlement under a scheme that has received approval under the Taxes Act conferring certain tax relief on participants. The Treasury limit for outstanding options under the approved scheme is currently £30,000 for each participant, with the balance of the participant's entitlement being held under an unapproved scheme.

All executive options that have been granted are subject to performance conditions based on both total shareholder return ("TSR") and growth in Earnings Per Share ("EPS"). TSR is calculated by reference to the increase in the Company's share price plus dividends paid. EPS is Basic Earnings Per Share as disclosed in the Consolidated Profit and Loss Account.

At the time when the individual wishes to exercise the option (which can only normally occur after three years have elapsed since grant), the growth in the Company's TSR is compared to that of the FTSE Mid 250 Index (excluding investment trusts) over a specified period. If the Company's TSR matches or exceeds that index, and the Company's EPS growth matches or exceeds the growth in the Retail Prices Index plus 3 per cent per annum, over three consecutive years, the option is capable of exercise. Retesting of performance conditions is limited to six monthly intervals between 3 and 5 years after the date of grant. If further grants are made under the existing schemes it is the Committee's intention that performance testing will only occur once, immediately after the three-year period following the date of grant.

Mr F A B Shepherd was eligible for an award under the Phantom Option Scheme on 25 September 2002. This award was approved by the Committee in order to continue to incentivise Mr Shepherd at a time when he was no longer eligible to participate in Aggreko's Approved and Non-Approved Executive Share Option Schemes. The intention was that, where possible, the terms and conditions described under "Share Option Schemes" should also apply to Mr Shepherd's award under the Phantom Option Scheme.

Retention of shares by Executive Directors

The Committee has adopted a policy that encourages Executive Directors to use the Long Term Incentive Plans and Executive Share Option Schemes to acquire and retain a material number of shares in the Company with the objective of further aligning their long-term interests with those of other shareholders. Under this policy, on vesting of share grants, an Executive Directors of less than 55 years of age should hold at least 50% of the net proceeds in shares until their aggregate holding was equivalent to at least 50% of their salary.

Other Benefits

Other benefits, including pensions, are based on current market practice and take into account long-term trends in provision. Further details on pension provision are set out on pages 51 and 52.

Service Contracts and Notice Periods

All of the Executive Directors have service agreements that require one year's notice from the individual and one year's notice from the Company. Mr F A B Shepherd has a service contract that expires at a normal retirement age of 65 while other directors have a normal retirement age of 60. On early termination, Executive Directors are entitled to Basic Salary and benefits for the notice period at the rate current at the date of termination.

External Appointments

The Company has allowed Mr R C Soames to continue to serve as a Non-executive Director of Baggeridge Brick PLC. He is also permitted to retain his earnings from that position and these earnings amounted to £24,468 for the year ended 31 December 2004 (2003 – £10,000 – six months).

Remuneration of Chairman and Non-executive Directors

The Board, within the limits set out in the Articles of Association, determines the remuneration policy and level of fees for the Non-executive Directors. The Remuneration Committee recommends remuneration policy and level of fees for the Chairman to the Board. Remuneration comprises an annual fee for acting as a Chairman or Non-executive Director of the Company. Additional fees are paid to Non-executive Directors in respect of service as Chairman of the Audit and Remuneration Committees and as Senior Independent Director. When setting these fees, reference is made to information provided by a number of remuneration surveys, the extent of the duties performed and the size of the Company. The Chairman and Non-executive Directors are not eligible for bonuses, retirement benefits or to participate in any share scheme operated by the Company.

Service Contracts

		Effective date of contract	Un-expired Term at 31 December 2004	Notice Period
Chairman:				
P G Rogerson	Letter of Appointment	24 April 2002*	4 months†	–
Executives:				
R C Soames	Service Agreement	1 July 2003	–	1 year
F A B Shepherd	Service Agreement	1 May 2000*	–	1 year
A G Cockburn	Service Agreement	1 May 2000	–	1 year
G P Walker	Service Agreement	18 January 2001	–	1 year
H J Molenaar	Service Agreement	1 February 2001	–	1 year
Non-executives:				
A C Salvesen	Letter of Appointment	29 September 2003*	1 year and 9 months	–
N H Northridge	Letter of Appointment	14 February 2002	2 months†	–
R V McGlone	Letter of Appointment	2 September 2002	8 months	–

* replaces an earlier contract / letter of appointment
† replaced after 31 December 2004 by new letters of appointment with terms of three years with effect from the previous expiry dates.

Review of past performance

The following chart looks at the value at 31 December 2004 of £100 invested in the Company on 31 December 1999 compared with the value of £100 invested in the FTSE Mid 250 over the same period. The other points plotted are the values at the intervening financial year-ends. The FTSE Mid 250 was selected as a comparator as this index is used as one of the performance measures for the Executive Share Option Schemes. A general index is considered more appropriate than sector and peer group comparators given the unique nature of the Company's business.



Source: Datastream
Aggreko plc
Mid 250 Index
300
250
200
150
100
50
0
31 Dec 99
31 Dec 00
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04

The following tables provide details of the emoluments, pensions and share interests of the Directors and this information is audited.

Emoluments

The emoluments (excluding pension contributions) of Directors during 2004 were as follows:-

	Notes	Salary £	Fees £	Benefits in Kind £	Annual Bonus £	Other Pay £	2004 Total £	2003 Total £
Chairman:								
P G Rogerson	1	–	82,000	–	–	–	82,000	115,000
Executives:								
R C Soames	2	365,400	–	6,106	270,000	57,930	699,436	213,381
F A B Shepherd		228,375	–	63,136	112,500	–	404,011	273,120
A G Cockburn		203,000	–	20,230	100,000	27,180	350,410	259,794
G P Walker		188,278	–	10,065	131,947	–	330,290	263,613
H J Molenaar		177,288	–	11,791	67,460	–	256,539	178,174
Non-executives:								
A C Salvesen		–	29,100	–	–	–	29,100	27,500
N H Northridge		–	31,600	–	–	–	31,600	27,500
R V McGlone		–	30,350	–	–	–	30,350	27,500
2004 Total		1,162,341	173,050	111,328	681,907	85,110	2,213,736	
2003 Total		1,000,730	160,000	147,482	38,000	39,370		1,385,582

Note 1 2003 Emoluments include salary paid for performing the duties of Group Chief Executive for the period to 30 June 2003.
Note 2 2003 Emoluments are from date of appointment on 1 July 2003

Benefits in kind are made up of private health care, taxable life insurance benefits, car costs, relocation costs and the allowances paid to directors on expatriate secondment.

Other pay represents the amount paid to Directors in order to fund pension benefits beyond the Inland Revenue earnings cap.

Mr R C Soames was the highest paid director. His entitlements under the Pension plan and details of his potential receipt of shares under the Executive Share Option Schemes and Long-Term Incentive Arrangements are disclosed separately.

With respect to 2004, performance targets were set for the bonus scheme at the start of the year and at that time the Company described 2004 to investors as a year of transition with the expectation of an underlying trading performance broadly similar to 2003. In the event, strong trading results, particularly in North America, led to better than expected results. Aggreko's diluted Earnings per Share rose by 6.7% from 10.14 pence to 10.82 pence, exceeding market expectations and the stretch performance targets set at the start of the year for the bonus plan. This has resulted in both the Chief Executive and the Finance Director earning maximum bonus levels of 75% and 50% of salary respectively. For the regional Executive Directors, 25% of their bonus was linked to profits generated by their region. The varying performance of the regions is reflected in the total bonus earned by each of the Directors as described in the above table of emoluments.

Details of changes in basic salary and fees are set out in the table below. All Directors' salaries and fees are reviewed annually as at 1 July.

	Notes	Currency	**Rate of Annual Salary and Fees at 31 Dec 2004**	Rate of Annual Salary and Fees at 31 Dec 2003	Increase %
Chairman:					
P G Rogerson		Sterling	**84,000**	80,000	5.00
Executives:					
R C Soames		Sterling	**370,800**	360,000	3.00
F A B Shepherd		Sterling	**231,750**	225,000	3.00
A G Cockburn		Sterling	**206,000**	200,000	3.00
G P Walker		US Dollars	**350,200**	340,000	3.00
H J Molenaar		Euro	**267,750**	255,000	5.00
Non-executives:					
A C Salvesen		Sterling	**30,000**	28,200	6.38
N H Northridge	*1*	Sterling	**35,000**	28,200	24.11
R V McGlone	*2*	Sterling	**32,500**	28,200	15.25

Note 1 In addition to a 6.38% increase in basic fees on 1 July 2004 Mr N H Northridge was awarded an annual fee of £2,500 as Senior Independent Director and £2,500 as Chairman of the Remuneration Committee.

Note 2 In addition to a 6.38% increase in basic fees on 1 July 2004 Mr R V McGlone was awarded an annual fee of £2,500 as Chairman of the Audit Committee.

Pension Entitlements

Executive Directors participate in defined contribution plans that are designed to be in line with the median practice in the relevant country. Directors who reside in the United Kingdom and who joined the Board after 1 April 2002 participate in a defined contribution plan. All Executive Directors who are members of a pension plan are provided with a lump sum death in service benefit of four times salary.

	Notes	Company contributions during 2004 £	Company contributions during 2003 £
R C Soames	*1*	**20,250**	13,500
G P Walker		**36,694**	26,144
H J Molenaar		**22,283**	14,326

Note 1 2003 contributions are from date of appointment on 1 July 2003.

Mr R C Soames is a member of the Aggreko plc Group Personal Pension Plan, and is entitled to pension contributions by the Company of 20% of his basic salary. Any contributions in excess of the maximum set by the plan or the Inland Revenue are paid by cash compensation and are disclosed under Emoluments.

Mr G P Walker is entitled to participate in the Employees' Savings Investment Retirement plan and the Supplemental Executive Retirement plan of Aggreko LLC, which are governed by the laws of the United States. These plans allow contributions by the employee and the Group to be deferred for tax.

Mr H J Molenaar is a member of the Aggreko Netherlands pension scheme. Under this scheme the employee contributes 5% of basic salary and the Company contributes a percentage of basic salary dependant upon age. Up to the age of 39 this percentage is 10% increasing to 15% between the ages of 40 and 44, 20% between 45 and 49, 25% between 50 and 54, reaching a maximum of 30% between the ages of 55 and 60.

The Executive Directors who are UK-resident or on overseas secondment from the UK who joined the Company before 1 April 2002 are members of the Aggreko plc Pension Scheme which is a funded, defined-benefit scheme approved by the Inland Revenue. The key elements of their benefits are:

- a normal retirement age of 60;
- a benefits accrual rate of 1/30th for each year's service up to a maximum of two thirds of final pensionable salary;
- an employee contribution rate of 5% of basic salary;
- a lump sum death in service benefit of four times salary;
- a spouse's pension on death; and
- an early retirement pension based on a 3% simple reduction factor.

Where members are subject to the Inland Revenue cap, the Company has paid such members the equivalent of the amount that it would have cost the Company to fund the pension benefits beyond the cap; such payments are disclosed under Emoluments.

Mr A G Cockburn was a member of the Aggreko plc Pension Scheme during 2004 and the following disclosure relates to his membership of the Scheme.

	Age	Accrued Pension at 31 Dec 2004 £ pa	Increase in Accrued Pension during 2004 £ pa	Increase in Accrued Pension during 2004 (net of inflation) £ pa	Transfer Value of Accrued Pension at 31 Dec 2004 £	Transfer Value of Accrued Pension at 31 Dec 2003 £	Director's Contributions during 2004 £	Increase in Transfer Value during 2004 net of Director's Contributions £
A G Cockburn	41	15,867	3,767	3,390	105,100	75,100	4,950	25,050

The transfer values have been calculated in accordance with the guidance note "GN11" published by the Institute of Actuaries and Faculty of Actuaries.

The accrued pensions are the amounts that would be paid at the anticipated retirement date, if the Director left service as at 31 December 2004, with no allowance for increases in the period between leaving service and retirement.

Mr F A B Shepherd left the scheme on 31 December 2003 and took a transfer out of his accrued pension on 9 January 2004.

Share Interests

The interests of persons who were Directors during the year in the share capital of the Company were as follows

	31.12.03	Granted during year	Lapsed during year	Exercised during year	31.12.04	Option Price	Date from which exercisable	Expiry Date
Performance Share Plan								
R C Soames	–	230,400	–	–	**230,400**	**nil**	9.6.2007	9.12.2007
F A B Shepherd	–	100,800	–	–	**100,800**	**nil**	9.6.2007	9.12.2007
A G Cockburn	–	89,600	–	–	**89,600**	**nil**	9.6.2007	9.12.2007
G P Walker	–	85,829	–	–	**85,829**	**nil**	9.6.2007	9.12.2007
H J Molenaar	–	76,236	–	–	**76,236**	**nil**	9.6.2007	9.12.2007
Co-Investment Plan								
R C Soames	–	69,120	–	–	**69,120**	**nil**	9.6.2007	9.12.2007
F A B Shepherd	–	43,200	–	–	**43,200**	**nil**	9.6.2007	9.12.2007
A G Cockburn	–	38,400	–	–	**38,400**	**nil**	9.6.2007	9.12.2007
G P Walker	–	36,780	–	–	**36,780**	**nil**	9.6.2007	9.12.2007
H J Molenaar	–	32,670	–	–	**32,670**	**nil**	9.6.2007	9.12.2007
Executive Share Options								
R C Soames	301,413	–	–	–	**301,413**	**159.25p**	24.9.2006	24.9.2013
F A B Shepherd	34,014	–	–	–	**34,014**	**294p**	17.9.2002	17.9.2009
F A B Shepherd	46,729	–	–	–	**46,729**	**428p**	23.8.2003	23.8.2010
A G Cockburn	38,940	–	–	–	**38,940**	**428p**	23.8.2003	23.8.2010
A G Cockburn	50,343	–	–	–	**50,343**	**437p**	31.8.2004	31.8.2011
A G Cockburn	197,917	–	–	–	**197,917**	**128p**	25.9.2005	25.9.2012
G P Walker	32,483	–	–	–	**32,483**	**294p**	17.9.2002	17.9.2009
G P Walker	47,163	–	–	–	**47,163**	**428p**	23.8.2003	23.8.2010
G P Walker	121,952	–	–	–	**121,952**	**457.5p**	15.3.2004	15.3.2011
G P Walker	219,845	–	–	–	**219,845**	**128p**	25.9.2005	25.9.2012
H J Molenaar	41,964	–	–	–	**41,964**	**294p**	17.9.2002	17.9.2009
H J Molenaar	26,168	–	–	–	**26,168**	**428p**	23.8.2003	23.8.2010
H J Molenaar	53,470	–	–	–	**53,470**	**457.5p**	15.3.2004	15.3.2011
H J Molenaar	147,973	–	–	–	**147,973**	**128p**	25.9.2005	25.9.2012
Phantom Share Option Scheme								
F A B Shepherd	218,750	–	–	–	**218,750**	**128p**	25.9.2005	25.9.2012
Savings-related Share Options								
R C Soames	–	8,098	–	–	**8,098**	**117p**	13.11.2007	13.5.2008
F A B Shepherd	8,532	–	–	–	**8,532**	**105p**	19.10.2005	19.4.2006
F A B Shepherd	–	421	–	–	**421**	**117p**	13.11.2007	13.5.2008
A G Cockburn	8,532	–	–	–	**8,532**	**105p**	19.10.2005	19.4.2006
H J Molenaar	8,692	–	–	–	**8,692**	**105p**	19.10.2005	19.4.2006

The options under the Savings-Related Share Option Schemes have been granted at a discount of 20% on the share price calculated over the three days prior to the date of invitation to participate, mature after three years and are normally exercisable in the six months following the maturity date.

The options under the Executive Share Option Scheme are normally only exercisable once three years have elapsed from date of grant and lapse after ten years. The performance criteria that apply to the Executive Share Option Schemes are described on page 47.

No options were exercised by Directors during the year ended 31 December 2004 (2003 – Nil).

The market price of the shares at 31 December 2004 was 168 pence and the range during the year was 139.5 pence to 168 pence.

	31 December 2004 Ordinary Shares of 20p each		31 December 2003 Ordinary Shares of 20p each	
	Beneficial	**Non-Beneficial**	Beneficial	Non-Beneficial
P G Rogerson	**83,782**	**–**	83,782	–
R C Soames	**64,830**	**–**	18,750	–
F A B Shepherd	**55,506**	**1,000**	26,706	1,000
A G Cockburn	**33,600**	**–**	8,000	–
G P Walker	**69,457**	**–**	44,935	–
H J Molenaar	**28,470**	**–**	6,688	–
A C Salvesen	**3,950,000**	**–**	3,950,000	–
A C Salvesen (as Trustee)	**3,959,316**	**124,488**	3,959,316	124,488
N H Northridge	**5,000**	**–**	5,000	–
R V McGlone	**8,000**	**–**	8,000	–

Mr R C Soames, Mr F A B Shepherd, Mr A G Cockburn, Mr G P Walker and Mr H J Molenaar, as Directors of the Company, have an interest in the holdings of the Aggreko Employee Benefit Trust (the "EBT") as potential beneficiaries. The EBT is a trust established to distribute shares to employees of the Company and its subsidiaries as awards granted under the Aggreko Performance Share Plan 2004 and the Aggreko Co-Investment Plan 2004. At 31 December 2004, the trustees of the EBT held a total of 2,016,720 Aggreko plc ordinary shares and at the date of this report they hold a total of 2,015,730 Aggreko plc ordinary shares.

There have been no other changes in Directors' interests in shares between the end of the financial year and the date of this report. No Director was interested in any shares of subsidiary undertakings at any time during the year.

Philip G Rogerson
Chairman

3 March 2005

Independent Auditors' Report to the Members of Aggreko plc

We have audited the Accounts which comprise the Consolidated Profit and Loss Account, the Balance Sheets, the Consolidated Cash Flow Statement, the Group Statement of Total Recognised Gains and Losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the Accounts in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the Accounts and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Accounts give a true and fair view and whether the Accounts and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the Accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts. The other information comprises only the Directors' Report, the unaudited part of the directors' Remuneration Report, the Chairman's Statement, the Operating and Financial Review, the Corporate Governance Statement, Aggreko's market place and the Corporate Social Responsibility Statement.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Opinion

In our opinion:

- the Accounts give a true and fair view of the state of the affairs of the Company and the Group at 31 December 2004 and of its profit and cash flows of the Group for the year then ended;
- the Accounts have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow

3 March 2005

ACCOUNTS

Accounts

aggreko

Consolidated Profit and Loss Account

For the year ended 31 December 2004

	Notes	Total before exceptional items 2004 £ million	Exceptional items (Note 6) 2004 £ million	2004 £ million	2003 £ million
Turnover from continuing operations	2	323.6	–	323.6	331.8
Operating expenses		(277.1)	(15.0)	(292.1)	(287.1)
Operating profit from continuing operations	2,3,4	46.5	(15.0)	31.5	44.7
Net interest payable	7	(3.9)	–	(3.9)	(4.6)
Profit on ordinary activities before taxation		42.6	(15.0)	27.6	40.1
Tax on profit on ordinary activities	8	(13.6)	4.8	(8.8)	(12.8)
Profit for the financial year		29.0	(10.2)	18.8	27.3
Dividends	9			(15.5)	(15.1)
Retained profit for the financial year	21			3.3	12.2
Dividends per share (pence)	9			5.82	5.65
Basic earnings per share (pence)	10			7.04	10.17
Basic earnings per share before exceptional items (pence)	10			10.86	10.17
Diluted earnings per share (pence)	10			7.01	10.14
Diluted earnings per share before exceptional items (pence)	10			10.82	10.14

A reconciliation to historical cost profits and losses is not shown as all gains and losses are recognised in the profit and loss account under the historical cost convention.

Group Statement of Total Recognised Gains and Losses

For the year ended 31 December 2004

	Note	2004 £ million	2003 £ million
Profit for the financial year		18.8	27.3
Exchange translation (losses)/gains	21	(8.7)	0.1
Total recognised gains and losses for the financial year		10.1	27.4

The notes on pages 62 to 76 form part of these Accounts.

Balance Sheets

As at 31 December 2004

	Notes	Group 2004 £ million	Group 2003 £ million	Company 2004 £ million	Company 2003 £ million
Fixed assets					
Intangible assets	12	**2.5**	3.0	**–**	–
Tangible assets	13	**263.5**	282.4	**12.9**	9.2
Investments	14	**–**	–	**53.0**	53.0
		266.0	285.4	**65.9**	62.2
Current assets					
Stocks	15	**24.6**	23.1	**–**	–
Debtors	16	**70.8**	62.2	**244.7**	241.7
Cash at bank and in hand		**7.9**	6.6	**–**	–
		103.3	91.9	**244.7**	241.7
Creditors – amounts falling due within one year					
– borrowings	17	**(6.8)**	(1.2)	**(6.1)**	(7.4)
– other creditors	18	**(73.0)**	(57.8)	**(100.6)**	(68.9)
Net current assets		**23.5**	32.9	**138.0**	165.4
Total assets less current liabilities		**289.5**	318.3	**203.9**	227.6
Creditors – amounts falling due after more than one year					
– borrowings	17	**(83.2)**	(105.3)	**(83.2)**	(105.3)
Provisions for liabilities and charges	19	**(28.0)**	(27.1)	**(1.2)**	(0.7)
Net assets		**178.3**	185.9	**119.5**	121.6
Capital and reserves					
Called up share capital	20	**53.6**	53.6	**53.6**	53.6
Share premium account	21	**6.0**	5.7	**6.0**	5.7
Capital redemption reserve	21	**0.1**	0.1	**0.1**	0.1
Profit and loss account	21	**138.1**	137.3	**59.8**	62.2
Other reserves (exchange)	21	**(19.5)**	(10.8)	**–**	–
Equity Shareholders' funds	22	**178.3**	185.9	**119.5**	121.6

Approved by the Board on 3 March 2005 and signed on its behalf by:





P G Rogerson
Chairman

A G Cockburn
Finance Director

The notes on pages 62 to 76 form part of these Accounts.

Consolidated Cash Flow Statement

For the year ended 31 December 2004

	Notes	2004 £ million	2003 £ million
Net cash inflow from continuing operating activities	(i)	98.9	96.6
Returns on investments and servicing of finance			
Interest received		0.3	0.6
Interest paid on bank loans and overdrafts		(4.2)	(5.2)
Net cash outflow for returns on investments and servicing of finance		(3.9)	(4.6)
Taxation			
UK corporation tax paid		(0.8)	(2.6)
Overseas tax paid		(9.6)	(7.8)
Tax paid		(10.4)	(10.4)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(56.3)	(61.9)
Proceeds from disposal of tangible fixed assets		3.7	6.7
Net cash outflow for capital expenditure and financial investment		(52.6)	(55.2)
Equity dividends paid		(15.2)	(14.9)
Cash inflow before use of liquid resources and financing		16.8	11.5
Management of liquid resources		–	0.8
Financing			
Issue of shares		0.3	–
Net purchase of own shares held under trust		(3.3)	–
Increase/(decrease)in debt due within one year		2.6	(0.3)
Decrease in debt due beyond one year		(18.0)	(12.1)
Net cash outflow from financing		(18.4)	(12.4)
Decrease in cash in the period		(1.6)	(0.1)
Reconciliation of net cash flow to movement in net debt			
Decrease in cash in the period		(1.6)	(0.1)
Cash outflow from movement in debt		15.4	12.4
Cash inflow from movement in liquid resources		–	(0.8)
Changes in net debt arising from cash flows		13.8	11.5
Exchange		4.0	5.8
Movement in net debt in period		17.8	17.3
Net debt at beginning of period		(99.9)	(117.2)
Net debt at end of period	(ii)	(82.1)	(99.9)

The notes on pages 62 to 76 form part of these Accounts.

Notes to the Consolidated Cash Flow Statement

For the year ended 31 December 2004

(i) Reconciliation of operating profit to net cash inflow from continuing operating activities

	2004 £ million	2003 £ million
Operating profit	**31.5**	44.7
Depreciation and amortisation	**58.6**	58.9
Impairment of fixed assets	**2.3**	–
(Increase)/decrease in stocks	**(2.6)**	0.9
(Increase)/decrease in debtors	**(11.3)**	0.4
Increase/(decrease) in creditors	**15.9**	(5.7)
Movements in provisions for liabilities and charges	**5.8**	–
Other items not involving the movement of cash	**(1.3)**	(2.6)
Net cash inflow from continuing operating activities	**98.9**	96.6
Included in Other items not involving the movement of cash:		
Gain on sale of tangible fixed assets	**(1.3)**	(2.6)

(ii) Analysis of movement in net debt

	Net debt at 31 Dec 2003 £ million	Cash flow £ million	Exchange £ million	Net debt at 31 Dec 2004 £ million
Cash				
Cash at bank and in hand	6.1	1.4	(0.1)	**7.4**
Overdrafts	–	(3.0)	–	**(3.0)**
	6.1	(1.6)	(0.1)	**4.4**
Liquid resources				
Deposits maturing within one year	0.5	–	–	**0.5**
Financing				
Debt due within one year	(1.2)	(2.6)	–	**(3.8)**
Debt due after one year	(105.3)	18.0	4.1	**(83.2)**
	(99.9)	13.8	4.0	**(82.1)**

Notes to the Accounts

For the year ended 31 December 2004

1 Accounting policies

A summary of the more significant accounting policies is set out below.

(i) Accounting convention

The Accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

(ii) Basis of consolidation

The Group Accounts consolidate the Accounts of Aggreko plc and all its subsidiary undertakings for the year ended 31 December 2004.

(iii) Turnover

Turnover for the Group represents the amounts earned from the supply of temporary power, temperature control, oil-free compressed air and related services and excludes sales taxes and intra-group sales. Turnover is recognised through the rental period as the equipment and related services are utilised by the customer.

(iv) Intangible assets

Purchased goodwill (representing the excess of the fair value of the consideration paid over the fair value of the separable net assets acquired) is capitalised as an intangible asset and is amortised on a straight line basis over a period of up to 20 years.

(v) Depreciation

Freehold properties are depreciated on a straight line basis over 25 years. Short leasehold properties are depreciated on a straight line basis over the terms of each lease.

Other fixed assets are depreciated on a straight line basis at annual rates estimated to write off the cost of each asset over its useful life from the date it is available for use. Assets in the course of construction are not depreciated. The principal periods of depreciation used are as follows:

Rental fleet	8 to 10 years
Vehicles, plant and equipment	4 to 15 years

The carrying value of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

(vi) Foreign currencies

At individual company level, transactions denominated in foreign currencies are translated at the rate of exchange on the day the transaction occurs or at the contracted rate if the transaction is covered by a forward exchange contract. Assets and liabilities denominated in foreign currency are translated at the exchange rate ruling at the balance sheet date or, if appropriate, at a forward contract rate. Forward foreign currency contracts used to hedge intercompany purchases of tangible fixed assets are taken out at the commitment stage.

On consolidation, assets and liabilities of subsidiary undertakings are translated into sterling at closing rates of exchange. Income and cash flow statements are translated at average rates of exchange for the period. Exchange differences resulting from the retranslation of net investments in subsidiary undertakings at closing rates, together with differences between income statements translated at average rates and closing rates, are dealt with in reserves.

(vii) Financial instruments

Details of the accounting policies for financial instruments, including hedges, are given in Note 17 to the Accounts.

(viii) Taxation

The charge for ordinary taxation is based on the profits for the year and takes into account full provision for deferred tax, using the approach set out in Financial Reporting Standard (FRS) 19 'Deferred Tax' in respect of timing differences on a non-discounted basis. Such timing differences arise primarily from the differing treatment for taxation and accounting purposes of provisions and depreciation of fixed assets.

(ix) Stocks

Stocks and work in progress are valued at the lower of cost and net realisable value. Cost includes an appropriate allocation of overheads.

1 Accounting policies continued

(x) Pensions and other post retirement benefits

Contributions to defined benefit pension plans are assessed by qualified actuaries and are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives. The capital cost of ex gratia and supplementary pensions is charged to the profit and loss account, to the extent that the arrangements are not covered by the surplus in plans, in the accounting period in which they are granted.

Contributions to defined contribution pension plans are charged to the profit and loss account in the period in which they become chargeable.

The pension cost figures used in these Accounts comply with the current pension cost accounting standard, SSAP 24 'Accounting for Pension Costs'.

Under the transitional arrangements permitted by FRS 17 'Retirement Benefits', the Group is required to disclose the information contained in Note 24, regarding the pension scheme and the figures that would have been disclosed under FRS 17 in the profit and loss account and balance sheet had FRS 17 been fully implemented.

(xi) Leased assets

Rentals under operating leases are charged against operating profit on a straight line basis over the term of the lease.

(xii) Performance Share Plans

Shares in the Company purchased for the Performance Share Plan and Co-Investment Plan are held under trust. The cost of awards made by the trust, being the intrinsic value of the share options granted, is taken to the profit and loss account on a straight line basis over the period in which performance is measured. Own shares held under trust have been deducted in arriving at shareholders' funds.

2 Segmental analysis by geographical area

	Turnover		Operating profit	
	2004 £ million	2003 £ million	2004 £ million	2003 £ million
Europe	106.2	113.1	7.1	12.3
North America	107.4	110.8	16.5	8.9
International	110.0	107.9	21.6	20.9
	323.6	331.8	45.2	42.1
Gain on sale of tangible fixed assets			1.3	2.6
Operating profit before exceptional items			46.5	44.7
Operating exceptional items (Note 6)			(15.0)	–
			31.5	44.7

	Net operating assets		Average number of employees	
	2004 £ million	2003 £ million	2004 Number	2003 Number
Europe	112.2	125.4	845	893
North America	76.2	98.6	609	718
International	107.3	99.7	550	516
	295.7	323.7	2,004	2,127

Reconciliation of net operating assets to net assets

	2004 £ million	2003 £ million
Net operating assets	295.7	323.7
Net tax, dividends and interest payable/receivable	(35.3)	(37.9)
	260.4	285.8
Net debt	(82.1)	(99.9)
Net assets	178.3	185.9

(i) Turnover to third parties by destination, as shown above, is not materially different from turnover to third parties by origin. In the opinion of the Directors, the supply of temporary power, temperature control, oil-free compressed air and related services constitutes one class of business.

(ii) In accordance with how management monitors the business the results of our operations in Trinidad are now included in the International segment instead of the North American segment as previously reported. Comparative figures have been restated but the effect is not considered material.

For the year ended 31 December 2004

3 Operating profit from continuing operations

	2004 £ million	2003 £ million
Turnover from continuing operations	323.6	331.8
Cost of sales	(152.9)	(159.8)
Gross profit from continuing operations	170.7	172.0
Distribution costs	(92.7)	(94.4)
Administrative expenses	(32.8)	(35.5)
Other operating income	1.3	2.6
Operating profit from continuing operations before exceptional items	46.5	44.7
Operating exceptional items (Note 6)	(15.0)	–
	31.5	44.7

4 Operating profit

	2004 £ million	2003 £ million
Operating profit is stated after charging/(crediting):		
Depreciation and impairment of tangible fixed assets	60.7	58.7
Amortisation of goodwill	0.2	0.2
Gain on sale of tangible fixed assets	(1.3)	(2.6)
Operating leases:		
plant, equipment and vehicles	5.7	6.0
land and buildings	3.8	3.9
Auditors' remuneration:		
audit fees, including Company of £88,500 (2003 – £76,500)	0.3	0.3

	2004 £000	2003 £000
Non-audit fees paid to auditors:		
Tax compliance	156	223
Accounting assistance and advisory	268	39
	424	262

Fees and expenses invoiced by the Auditors for non audit services include £235,078 (2003 – £76,300) payable in the UK.

5 Staff costs

	2004 £ million	2003 £ million
Wages and salaries	60.5	63.2
Social security costs	6.2	6.0
Other pension costs (Note 24)	3.8	3.9
	70.5	73.1

Full details of Directors' remuneration are set out in the Remuneration Report on pages 49 to 54.

6 Exceptional items

The exceptional charge in the period relates to the restructuring programme and comprises £7.3 million in respect of redundancy and related costs, £5.1 million in respect of property costs (including £2.3 million of impairment of tangible fixed assets) and £2.6 million of other costs. Geographically this exceptional charge can be split into Europe £10.1 million, North America £3.8 million, International £0.2 million and Other £0.9 million. The exceptional charge has been charged to the profit and loss account as follows: cost of sales £1.5 million, distribution costs £7.6 million and administrative expenses £5.9 million.

7 Net interest payable

	2004 £ million	2003 £ million
Interest payable on:		
Bank loans and overdrafts	4.2	5.2
Interest receivable on:		
Bank balances and deposits	(0.3)	(0.6)
	3.9	4.6

8 Tax on profit on ordinary activities

	2004 £ million	2003 £ million
Tax on profit on ordinary activities:		
UK Corporation tax	3.1	6.2
Double taxation relief	(0.4)	(0.3)
	2.7	5.9
Overseas taxation	10.2	5.4
Over provision in respect of prior year:		
UK	(0.3)	(3.8)
Overseas	(0.4)	(0.9)
	12.2	6.6
Deferred taxation (Note 19):		
Current year	(2.9)	2.2
Prior year	(0.5)	4.0
	8.8	12.8

The current tax rate and effective tax rate on profit on ordinary activities for the year varied from the standard rate of UK Corporation tax as follows:

	2004 %	2003 %
Corporation tax	30.0	30.0
Effect of tax rate applied to overseas earnings	1.1	1.3
Permanent differences	5.3	2.3
Timing differences on capital allowances and depreciation	10.5	(5.4)
Adjustments in respect of prior year:		
UK	(1.2)	(9.5)
Overseas	(1.3)	(2.2)
Current effective tax rate	44.4	16.5
Effect of deferred taxation – current year	(10.5)	5.4
Effect of deferred taxation – prior year	(1.9)	10.1
Total effective tax rate	32.0	32.0

9 Dividends

	2004 £ million	2004 per share (p)	2003 £ million	2003 per share (p)
Equity dividends:				
Interim	6.0	2.25	5.9	2.20
Proposed final	9.5	3.57	9.2	3.45
	15.5	5.82	15.1	5.65

10 Earnings per share

Basic earnings per share have been calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of shares in issue during the period, excluding shares held by the Aggreko Employees Benefit Trusts which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period.

10 Earnings per share continued

	2004 million	2003 million
Weighted average number of shares	**266.9**	267.8
Diluted weighted average number of shares	**267.9**	268.8

The calculation of earnings per ordinary share on a basis which excludes exceptional items is based on the following adjusted earnings:

	2004	2003
Profit for the financial period	**18.8**	27.3
Exclude exceptional items (net of attributable taxation)	**10.2**	–
Adjusted earnings	**29.0**	27.3

11 Profit of the Company

The result of the Group includes £15.2 million (2003 – £37.8 million) attributable to the Company. As permitted under Section 230 of the Companies Act 1985, the Company has not published a separate profit and loss account.

12 Intangible fixed assets

	Goodwill £ million
Cost:	
At 1 January 2004	3.9
Exchange differences	(0.3)
At 31 December 2004	**3.6**
Accumulated amortisation:	
At 1 January 2004	0.9
Charge for the year	0.2
At 31 December 2004	**1.1**
Net book values:	
At 31 December 2004	**2.5**
At 31 December 2003	3.0

13 Tangible fixed assets

	Group					Company
	Freehold properties £ million	Short leasehold properties £ million	Rental fleet £ million	Vehicles plant and equipment £ million	Total £ million	Total £ million
Cost:						
At 1 January 2004	22.2	4.8	547.3	40.3	614.6	9.9
Reclassifications	0.3	–	(0.2)	(0.1)	–	–
Exchange differences	(1.1)	(0.2)	(26.1)	(1.0)	(28.4)	–
Additions	1.7	0.5	48.5	5.6	56.3	3.9
Disposals	(0.8)	–	(17.9)	(1.3)	(20.0)	–
At 31 December 2004	**22.3**	**5.1**	**551.6**	**43.5**	**622.5**	**13.8**
Accumulated depreciation:						
At 1 January 2004	6.8	2.1	299.6	23.7	332.2	0.7
Exchange differences	(0.4)	(0.1)	(15.0)	(0.8)	(16.3)	–
Charge for the year	0.8	0.3	54.5	2.8	58.4	0.2
Impairment	2.3	–	–	–	2.3	–
Disposals	(0.2)	–	(16.4)	(1.0)	(17.6)	–
At 31 December 2004	**9.3**	**2.3**	**322.7**	**24.7**	**359.0**	**0.9**
Net book values:						
At 31 December 2004	**13.0**	**2.8**	**228.9**	**18.8**	**263.5**	**12.9**
At 31 December 2003	15.4	2.7	247.7	16.6	282.4	9.2

The tangible fixed assets of the Company comprise vehicles and equipment. Included within Group and Company tangible fixed assets are assets in the course of construction totalling £11.9 million (2003 – £9.1 million) in relation to the Group's global information technology project.

14 Fixed asset investments

	Company £ million
Cost of investments in subsidiary undertakings:	
At 31 December 2004 and 2003	53.0

Details of the Company's principal subsidiary undertakings are set out in Note 25.

15 Stocks

	Group	
	2004 £ million	2003 £ million
Raw materials and consumables	23.1	21.6
Work in progress	1.5	1.5
	24.6	23.1

16 Debtors

	Group		Company	
	2004 £ million	2003 £ million	2004 £ million	2003 £ million
Trade debtors	56.3	51.5	–	–
Other debtors	1.8	2.2	0.1	0.2
Prepayments and accrued income	12.7	8.5	0.7	0.7
Amounts due from subsidiary undertakings	–	–	243.9	240.8
	70.8	62.2	244.7	241.7

17 Borrowings

	Group		Company	
	2004 £ million	2003 £ million	2004 £ million	2003 £ million
Net borrowings	82.1	99.9	89.3	112.7
Net borrowings are analysed as follows:				
Long-term borrowings:				
Loans	83.2	105.3	83.2	105.3
Total long-term borrowings	83.2	105.3	83.2	105.3
Short-term borrowings:				
Loans and overdrafts	6.8	1.2	6.1	7.4
Total short-term borrowings	6.8	1.2	6.1	7.4
Total borrowings	90.0	106.5	89.3	112.7
Liquid funds:				
Liquid resources	(0.5)	(0.5)	–	–
Cash at bank and in hand	(7.4)	(6.1)	–	–
Net borrowings	82.1	99.9	89.3	112.7

Liquid resources comprise term deposits of less than one year.

17 Borrowings continued

(i) Short-term debtors and creditors

With the exception of the currency exposures at (viii), short-term debtors and creditors have been excluded from all of the following disclosures.

(ii) Interest rate risk profile of financial liabilities

The interest rate risk profile of the Group's financial liabilities at 31 December 2004, after taking account of the interest rate swaps used to manage the interest profile, was:

				Fixed rate debt	
Currency:	Floating rate £ million	Fixed rate £ million	Total £ million	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	5.4	7.5	12.9	4.9	2.0
US Dollar	14.6	36.0	50.6	2.9	2.4
Euro	5.8	19.6	25.4	3.2	3.0
Other Currencies	1.1	–	1.1	–	–
At 31 December 2004	**26.9**	**63.1**	**90.0**		
Sterling	10.0	7.5	17.5	4.9	3.0
US Dollar	26.6	38.8	65.4	2.9	3.3
Euro	4.2	19.4	23.6	2.8	1.0
At 31 December 2003	40.8	65.7	106.5		

The floating rate financial liabilities principally comprise debt which carries interest based on different benchmark rates depending on the currency of the balance. The principal benchmark rates for floating rate financial liabilities are the relevant LIBOR (London Interbank Offered Rate) rates for sterling, US dollars and euros and liabilities are normally fixed in advance for periods between one and three months.

All the Group's creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability, such as tax balances.

The effect of the Group's interest rate swaps is to classify £63.1 million (2003 – £65.7 million) of borrowings in the above table as fixed rate.

(iii) Interest rate risk of financial assets

Currency:	Cash at bank and in hand £ million	Short-term deposits £ million	Total £ million
Sterling	–	–	–
US Dollar	1.5	–	1.5
Euro	2.6	0.1	2.7
Other currencies	3.3	0.4	3.7
At 31 December 2004	**7.4**	**0.5**	**7.9**
Sterling	1.6	–	1.6
US Dollar	1.0	–	1.0
Euro	1.4	–	1.4
Other currencies	2.1	0.5	2.6
At 31 December 2003	6.1	0.5	6.6

All of the above cash and short-term deposits are floating rate and earn interest based on relevant national LIBID (London Interbank Bid Rate) equivalents or government bond rates.

(iv) Maturity of financial liabilities

The maturity profile of the carrying amount of the Group's financial liabilities, other than short-term creditors such as trade creditors and accruals, at 31 December 2004 was as follows:

	2004 £ million	2003 £ million
Within 1 year, or on demand	**6.8**	1.2
Between 1 and 2 years	**–**	105.3
Between 2 and 5 years	**83.2**	–
	90.0	106.5

17 Borrowings continued

(v) Borrowing facilities

The Group has the following undrawn committed floating rate borrowing facilities available at 31 December 2004 in respect of which all conditions precedent had been met at that date:

	2004 £ million	2003 £ million
Expiring within 1 year	–	–
Expiring between 1 and 2 years	–	94.7
Expiring between 2 and 5 years	81.8	–
Expiring after 5 years	35.0	–
	116.8	94.7

All facilities incur commitment fees at market rates.

(vi) Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the Group's financial assets and financial liabilities at 31 December 2004. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values.

	2004		2003	
	Book value £ million	Fair value £ million	Book value £ million	Fair value £ million
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings	(6.8)	(6.8)	(1.2)	(1.2)
Long-term borrowings	(83.2)	(83.2)	(105.3)	(105.3)
Short-term deposits	0.5	0.5	0.5	0.5
Cash at bank and in hand	7.4	7.4	6.1	6.1
Derivative financial instruments held to manage the interest rate profile:				
Interest rate swaps	–	0.2	–	(0.2)
Forward foreign currency contracts	–	0.4	–	0.2

(vii) Summary of methods and assumptions

Interest rate swaps and forward foreign currency contracts

Fair value is based on market price of these instruments at the balance sheet date.

Short-term deposits and borrowings

The fair value of short-term deposits, loans and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

Long-term borrowings

In the case of bank loans and other loans, the fair value approximates to the carrying value reported in the balance sheet as the majority are floating rate where payments are reset to market rates at intervals of less than one year.

(viii) Currency exposures

As explained in the operating and financial review on pages 14 to 25, to mitigate the effect of the currency exposures arising from its net investments overseas the Group borrows in the local currencies of its main operating units. Gains and losses arising on net investments overseas and the financial instruments used to hedge the currency exposures are recognised in the statement of total recognised gains and losses.

The table below shows the extent to which Group companies have net monetary assets in currencies other than their local currency, after taking into account the effect of forward foreign currency contracts. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

Increasingly, Aggreko International Projects Limited is entering into contracts where the majority of its revenues and costs are US Dollar denominated or linked to the US Dollar. Therefore, for reporting purposes, the functional currency of this business has been changed from Sterling to US Dollars in 2004. There is no material impact on the financial statements this year.

For the year ended 31 December 2004

17 Borrowings continued

	Sterling £ million	US Dollar £ million	Euro £ million	Other currencies £ million	2004 Total £ million
Net foreign currency monetary assets/(liabilities)					
Functional currency of Group operation:					
Sterling	–	–	(0.9)	–	(0.9)
US Dollar	1.3	–	0.5	1.8	3.6
Euro	–	–	–	–	–
Other currencies	(0.5)	0.4	0.1	–	–
At 31 December 2004	**0.8**	**0.4**	**(0.3)**	**1.8**	**2.7**

	Sterling £ million	US Dollar £ million	Euro £ million	Other currencies £ million	2003 Total £ million
Sterling	–	0.3	(0.2)	1.1	1.2
US Dollar	–	–	–	–	–
Euro	–	–	–	–	–
Other currencies	–	0.2	0.3	0.3	0.8
At 31 December 2003	–	0.5	0.1	1.4	2.0

(ix) Hedges

As explained in the operating and financial review on pages 14 to 25, the Group's policy is to hedge the following exposures:

Interest rate risk – using interest rate swaps.

Currency risk – using forward foreign currency contracts for foreign currency debtors and creditors. Forward foreign currency contracts are also used for currency exposures on contracted sales and committed purchases.

The table below shows the extent to which the Group has off-balance sheet (unrecognised) gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

All the gains and losses on maturity of the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

	2004 Total gains/(losses) £ million	2003 Total gains/(losses) £ million
Unrecognised losses on hedges at 1 January 2004	–	(0.7)
Arising in previous years recognised in 2004 income	0.1	0.7
Gains/(losses) arising before 1 January 2004 that were not recognised in 2004	(0.1)	–
Gains arising in 2004 that were not recognised in 2004	0.7	–
Unrecognised gains on hedges at 31 December 2004	0.6	–

(x) Financial instruments held for trading purposes

The Group does not trade in financial instruments.

18 Other creditors: amounts falling due within one year

	Group		Company	
	2004 £ million	2003 £ million	2004 £ million	2003 £ million
Trade creditors	17.7	11.8	–	–
Other taxation and social security payable	3.3	4.0	–	–
Other creditors	4.4	4.3	–	–
Accruals and deferred income	34.7	26.9	7.2	6.7
Corporation tax	3.4	1.6	2.7	1.9
Dividends payable	9.5	9.2	9.5	9.2
Amounts owed to subsidiary undertakings	–	–	81.2	51.1
	73.0	57.8	100.6	68.9

19 Provisions for liabilities and charges

	Group		Company	
	2004 £ million	2003 £ million	2004 £ million	2003 £ million
(i) Reorganisation and restructuring				
At 1 January 2004	–	–	–	–
New provisions	12.7	–	0.4	–
Utilised during the period	(6.9)	–	(0.3)	–
At 31 December 2004	5.8	–	0.1	–

The provision for reorganisation and restructuring comprises the estimated costs of restructuring the Group's North American, European and International operations and the provisions are generally in respect of severance, property and related costs. The provision is expected to be fully utilised during the next 12 to 18 months.

	Group 2004	Group 2003	Company 2004	Company 2003
(ii) Deferred taxation:				
At 1 January 2004	27.1	22.7	0.7	0.5
Exchange	(1.5)	(1.8)	–	–
Profit and loss account (Note 8)	(3.4)	6.2	0.4	0.2
At 31 December 2004	22.2	27.1	1.1	0.7
Deferred tax provided in the Accounts is as follows:				
Accelerated capital allowances	25.5	29.4	1.4	0.9
Other timing differences	(3.3)	(2.3)	(0.3)	(0.2)
	22.2	27.1	1.1	0.7

20 Called up share capital

	2004 Number	2004 £000	2003 Number	2003 £000
Authorised:				
Ordinary shares of 20 pence each	349,750,010	69,950	349,750,010	69,950
Redeemable preference shares of 25 pence each	199,998	50	199,998	50
		70,000		70,000
Allotted, called up and fully paid:				
Ordinary shares of 20 pence each	268,186,132	53,637	267,837,689	53,568
Redeemable preference shares of 25 pence each	–	–	–	–
		53,637		53,568

During the year 348,443 Ordinary shares of 20 pence each have been issued at prices ranging from £1.05 to £1.33 to satisfy the exercise of options under the Savings-related Share Option Schemes ('Sharesaves') by eligible employees.

Details of outstanding options to subscribe for the Company's Ordinary shares are set out in Note 26.

Notes to the Accounts continued

For the year ended 31 December 2004

21 Reserves

	Group				Company			
	Share premium account £ million	Capital redemption reserve £ million	Profit and loss account £ million	Other reserves (exchange) £ million	Share premium account £ million	Capital redemption reserve £ million	Profit and loss account £ million	Other reserves (exchange) £ million
At 1 January 2004	5.7	0.1	137.3	(10.8)	5.7	0.1	62.2	–
Premium on issue of shares	0.3	–	–	–	0.3	–	–	–
Retained profit/(loss) for the financial year	–	–	3.3	–	–	–	(0.3)	–
Purchase of own shares held under trust	–	–	(3.3)	–	–	–	(3.3)	–
Credit in respect of employee share awards	–	–	0.8	–	–	–	0.8	–
Other recognised (losses)/gains (Note (i))	–	–	–	(8.7)	–	–	–	0.4
Transfer of realised exchange gains	–	–	–	–	–	–	0.4	(0.4)
At 31 December 2004	**6.0**	**0.1**	**138.1**	**(19.5)**	**6.0**	**0.1**	**59.8**	**–**

(i) Included in the net exchange losses of the Group are exchange gains of £4.1 million arising on borrowings denominated in foreign currencies designated as hedges of net investments overseas, offset by exchange losses of £12.8 million relating to the translation of overseas results and net assets.

22 Reconciliation of movements in Shareholders' funds

	Called up share capital £ million	Share premium account £ million	Capital redemption reserve £ million	Profit and loss account £ million	Other reserves (exchange) £ million	Capital and reserves £ million
Group:						
Profit for the financial year	–	–	–	18.8	–	18.8
Dividends	–	–	–	(15.5)	–	(15.5)
Purchase of own shares held under trust	–	–	–	(3.3)	–	(3.3)
Credit in respect of employee share awards	–	–	–	0.8	–	0.8
Other recognised losses	–	–	–	–	(8.7)	(8.7)
New share capital subscribed	–	0.3	–	–	–	0.3
Net movement in Shareholders' funds	–	0.3	–	0.8	(8.7)	(7.6)
Opening Shareholders' funds	53.6	5.7	0.1	137.3	(10.8)	185.9
Closing Shareholders' funds	**53.6**	**6.0**	**0.1**	**138.1**	**(19.5)**	**178.3**

	Called up share capital £ million	Share premium account £ million	Capital redemption reserve £ million	Profit and loss account £ million	Other reserves (exchange) £ million	Capital and reserves £ million
Company:						
Profit for the financial year	–	–	–	15.2	–	15.2
Dividends	–	–	–	(15.5)	–	(15.5)
Purchase of own shares held under Trust	–	–	–	(3.3)	–	(3.3)
Credit in respect of employee share awards	–	–	–	0.8	–	0.8
Other recognised gains	–	–	–	–	0.4	0.4
Transfer of realised exchange gains	–	–	–	0.4	(0.4)	–
New share capital subscribed	–	0.3	–	–	–	0.3
Net movement in Shareholders' funds	–	0.3	–	(2.4)	–	(2.1)
Opening Shareholders' funds	53.6	5.7	0.1	62.2	–	121.6
Closing Shareholders' funds	**53.6**	**6.0**	**0.1**	**59.8**	**–**	**119.5**

23 Financial commitments

	Group 2004 £ million	Group 2003 £ million
Capital expenditure: contracted but not provided for	7.7	10.1
Annual commitments under operating leases are analysed as follows:		
Land and buildings:		
Expiring in the first year	0.4	0.7
Expiring in the second to fifth years	3.1	2.3
Expiring after the fifth year	1.3	2.5
	4.8	5.5
Plant, equipment and vehicles:		
Expiring in the first year	1.3	1.2
Expiring in the second to fifth years	5.3	4.5
	6.6	5.7

Financial instruments
Details of commitments in respect of financial instruments are disclosed in Note 17.

24 Pension commitments

United Kingdom

The Group operates a pension scheme for UK employees. The Aggreko plc Pension Scheme ('the Scheme') is a funded, contributory, defined benefit scheme. Assets are held separately from those of the Group under the control of individual Trustees. The Scheme is subject to valuations at intervals of not more than three years by independent actuaries.

A valuation of the Scheme was carried out as at 31 December 2003 using the projected unit method to determine the level of contributions to be made by the Group. The actuaries have adopted a valuation basis linked to market conditions at the valuation date. Assets have been taken at market value. The principal actuarial assumptions used were:

Return on investments	6.4%
Growth in average pay levels	4.2%
Increase in pensions	2.7%

At the valuation date, the market value of the Scheme's assets (excluding AVC's) was £10,450,000, which was sufficient to cover 68% of the benefits that had accrued to members, after making allowance for future increases in earnings.

Following the completion of the valuation at 31 December 2003, the company agreed to pay 11.6% of pensionable earnings plus deficiency contributions of at least £0.49 million per annum over the expected future working lifetime of the existing active membership (16 years) commencing from 31 December 2003. The cost of insuring death in service benefits is met in addition to these rates. The total Company contribution (excluding the death in service premiums) will be subject to a minimum 17.5% of pensionable earnings.

The SSAP 24 pension cost represents the contributions paid by the Group to the Scheme during the year and amounts to £1.5 million (2003 – £1.5 million). The total amount of prepaid pension at 31 December 2004 was £0.6 million (2003 – £0.8 million).

The defined benefit scheme was closed to new employees joining the Group after 1 April 2002. The service cost, as a percentage of pensionable salaries, will increase in the future as members near retirement. For new employees joining after 1 April 2002, a defined contribution scheme has been introduced. Contributions of £0.1 million (2003 – £0.1 million) were made to the scheme during the year. There are no outstanding or prepaid balances at the year end.

Overseas

Pension arrangements for overseas employees vary, and schemes reflect best practice and regulation in each particular country. The charge against profit is the amount of contribution payable to the pension scheme in respect of the accounting period. The pension cost attributable to overseas employees for 2004 was £2.2 million (2003 – £2.3 million).

24 Pension commitments continued

FRS 17 'Retirement Benefits'

Under the transitional arrangements allowed by FRS17, the Group is required to disclose the following information about the scheme and the figures that would have been shown in the profit and loss account and balance sheet had FRS 17 been fully implemented.

A full actuarial valuation of the defined benefit scheme was carried out at 31 December 2003. An update was carried out by a qualified independent actuary using the latest available information for the purpose of this statement. The major assumptions used in this update by the actuary were:

	31 Dec 2004	31 Dec 2003	31 Dec 2002
Rate of increase in salaries	**4.3%**	4.2%	3.8%
Rate of increase in deferred payments	**2.8%**	2.7%	2.3%
Rate of increase in pensions payment	**2.8%**	2.7%	2.3%
Discount rate	**5.4%**	5.6%	5.8%
Inflation assumption	**2.8%**	2.7%	2.3%

The assets in the scheme and the expected rate of return were:

	Long-term rate of return expected at 31 Dec 2004	Value at 31 Dec 2004 £ million	Long-term rate of return expected at 31 Dec 2003	Value at 31 Dec 2003 £ million	Long-term rate of return expected at 31 Dec 2002	Value at 31 Dec 2002 £ million
Equities	**8.3%**	**10.3**	8.5%	8.8	8.5%	6.6
Gilts	**4.7%**	**1.3**	4.8%	0.9	4.5%	0.8
Bonds	**5.4%**	**1.3**	5.6%	0.9	5.8%	0.7
Cash	**3.8%**	**–**	4.0%	1.4	6.0%	–
Total		**12.9**		12.0		8.1

The following amounts at 31 December 2004 and 31 December 2003 were measured in accordance with the requirements of FRS 17:

	Value at 31 Dec 2004 £ million	Value at 31 Dec 2003 £ million
Total market value of assets	**12.9**	12.0
Present value of scheme liabilities	**(23.1)**	(20.4)
Deficit in the scheme	**(10.2)**	(8.4)
Related deferred tax asset	**3.1**	2.5
Net pension liability	**(7.1)**	(5.9)

If the above amounts had been recognised in the Accounts, the Group's net assets and profit and loss account reserve at 31 December 2004 and 31 December 2003 would have been as follows:

	31 Dec 2004 £ million	31 Dec 2003 £ million
Net assets	**178.3**	185.9
Less SSAP 24 pension prepayment	**(0.6)**	(0.8)
FRS 17 pension liability	**(7.1)**	(5.9)
Net assets restated for FRS 17	**170.6**	179.2
Profit and loss account reserve	**138.1**	137.3
Less SSAP 24 pension prepayment	**(0.6)**	(0.8)
FRS 17 pension liability	**(7.1)**	(5.9)
Profit and loss account reserve restated for FRS 17	**130.4**	130.6

The following amounts would have been recognised in the performance statements in the year to 31 December 2004 under the requirements of FRS 17:

	31 Dec 2004 £ million	31 Dec 2003 £ million
Operating profit		
Current service cost	**1.6**	1.7
Total operating charge	**1.6**	1.7
Other finance income		
Expected return on pension scheme assets	**(0.8)**	(0.7)
Interest on pension scheme liabilities	**1.0**	0.8
Net return	**0.2**	0.1

	31 Dec 2004 £ million	31 Dec 2003 £ million
Group statement of total recognised gains and losses (STRGL)		
Gain on pension scheme assets	0.4	0.6
Experience (loss)/gain arising on the scheme liabilities	(0.2)	1.2
Loss on changes in assumptions underlying the present value of the scheme liabilities	(1.7)	(4.3)
Actuarial loss recognised in STRGL	(1.5)	(2.5)

	31 Dec 2004 £ million	31 Dec 2003 £ million
Movement in deficit during the year		
Deficit in scheme at beginning of the year	(8.4)	(6.5)
Movement in year:		
Current service cost	(1.6)	(1.7)
Contributions	1.5	2.4
Other finance income	(0.2)	(0.1)
Actuarial loss	(1.5)	(2.5)
Deficit in scheme at end of the year	(10.2)	(8.4)

Details of experience gains and losses

	31 Dec 2004	31 Dec 2003	31 Dec 2002
Difference between the expected and actual return on scheme assets:			
Amount (£ million)	0.4	0.6	(2.5)
Percentage of scheme assets	3%	5%	(31%)
Experience gains and losses on scheme liabilities:			
Amount (£ million)	0.2	1.2	(0.1)
Percentage of the present value of the scheme liabilities	1%	6%	(1%)
Total amount recognised in statement of total recognised gains and losses:			
Amount (£ million)	(1.5)	(2.5)	(2.6)
Percentage of the present value of the scheme liabilities	(6%)	(12%)	(18%)

25 Significant investments

The principal subsidiary undertakings of Aggreko plc at the year end, and the main countries in which they operate, are shown below. All companies are wholly owned and, unless otherwise stated, incorporated in Great Britain or in the principal country of operation and are involved in the supply of temporary power, temperature control, oil-free compressed air and related services.

All shareholdings are of ordinary shares or other equity capital.

Company	Country
Aggreko Holdings Limited†	UK
Aggreko UK Limited	UK
Aggreko Ireland Limited	Ireland
Aggreko International Projects Limited	UK
Aggreko Euro Holdings BV†	Netherlands
Aggreko Americas Holdings BV†	Netherlands
Aggreko Rest of World Holdings BV†	Netherlands
Aggreko Holdings Inc.†	USA
Aggreko USA LLC†	USA
Aggreko LLC	USA
Aggreko (Investments) BV†	Netherlands
Aggreko Nederland BV	Netherlands
Aggreko Belgium NV	Belgium
Aggreko Italia SRL	Italy
Aggreko Deutschland GmbH	Germany
Aggreko Norway AS	Norway
Aggreko France SARL	France
Aggreko Iberia SA	Spain
Aggreko (Singapore) PTE Limited	Singapore
Aggreko Generators Rentals Pty Limited	Australia
Aggreko (Middle East) Limited	Middle East*
Aggreko Canada, Inc.	Canada
Aggreko SA de CV	Mexico
Aggreko (NZ) Limited	New Zealand
Aggreko Uruguay SA	Uruguay
Aggreko de Venezuela CA	Venezuela
Aggreko Brasil Energia Ltda	Brazil

*Registered in Cyprus
†Intermediate holding companies

Other subsidiary undertakings, whilst included in the consolidated Accounts, are not material.

For the year ended 31 December 2004

26 Employee share options

Options outstanding over Ordinary shares as at 31 December 2004 (including those of the Executive Directors), together with the exercise prices and dates of exercise, are as follows:

	Price per share (£)	Earliest exercise date	Latest exercise date	2004 Number	2003 Number
Sharesave Scheme – May 1999	1.69	May 2004	November 2004	–	88,262
Executive Share Option scheme – September 1999	2.94	September 2002	September 2009	362,559	362,559
Executive Share Option scheme – March 2000	3.30	March 2003	March 2010	174,924	174,924
Sharesave Scheme – April 2000	2.47	April 2005	October 2005	12,830	26,872
Executive Share Option scheme – August 2000	4.28	August 2003	August 2010	423,106	433,106
Executive Share Option scheme – March 2001	4.575	March 2004	March 2011	413,725	421,225
Executive Share Option scheme – August 2001	4.37	August 2004	August 2011	470,348	492,848
Sharesave Scheme – October 2001	3.07	October 2004	April 2005	24,429	75,548
	3.07	October 2006	April 2007	17,445	25,965
Executive Share Option scheme – March 2002	2.845	March 2005	March 2012	130,017	142,517
Executive Share Option scheme – September 2002	1.28	September 2005	September 2012	2,473,554	2,511,054
US Stock Option Plan – October 2002	1.07	October 2004	January 2005	30,339	450,801
Sharesave Scheme – October 2002	1.05	October 2005	April 2006	1,045,311	1,336,520
	1.05	October 2007	April 2008	226,569	286,448
Executive Share Option scheme – February 2003	1.29	February 2006	February 2013	168,506	168,506
Executive Share Option scheme – September 2003	1.5925	September 2006	September 2013	352,803	429,992
US Stock Option Plan – October 2003	1.33	October 2005	January 2006	58,540	90,298
Sharesave Scheme – October 2003	1.29	October 2006	April 2007	230,125	312,980
	1.29	October 2008	April 2009	184,317	214,865
Long Term Incentive Plan – June 2004	–	June 2007	December 2007	551,961	–
US Stock Option Plan – November 2004	1.32	November 2006	May 2007	211,469	–
Sharesave Scheme – November 2004	1.17	November 2007	February 2008	344,060	–
	1.17	November 2009	May 2010	202,541	–
				8,109,478	8,045,290

SHAREHOLDERS

aggreko

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Aggreko plc (the 'Company') will be held at the Hilton Hotel, 1 William Street, Glasgow on Wednesday 27 April 2005 at 11am.

Agenda

Routine Business

Resolution 1

To receive the reports of the Directors and Auditors, and to adopt the Company's accounts for the year ended 31 December 2004.

Resolution 2

To approve the Remuneration Report for the year ended 31 December 2004.

Resolution 3

To declare a final dividend on the ordinary shares.

Resolution 4

To re-elect Mr P G Rogerson.

Resolution 5

To re-elect Mr N H Northridge.

Resolution 6

To re-elect Mr F A B Shepherd.

Resolution 7

To re-appoint PricewaterhouseCoopers LLP as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company, and to authorise the Directors to fix their remuneration.

Special Business

To consider resolutions 8 and 9 as special resolutions:

Resolution 8
The Board of Directors of the Company (the 'Directors') be and they are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the 'Act') to allot equity securities (within the meaning of Section 94 of the Act) for cash (a) by selling equity securities held by the Company as treasury shares or (b) by allotting new equity securities pursuant to the authority conferred by Resolution 10 passed at the Annual General Meeting of the Company held on 30 April 2003, as if Section 89(1) of the Act did not apply to such allotment, PROVIDED THAT this power shall be limited to:

(i) the allotment of equity securities for cash in connection with or pursuant to a rights issue or any other offer in favour of the holders of equity securities and other persons entitled to participate therein in proportion (as nearly as may be practicable) to the respective numbers of equity securities then held by them (or, as appropriate, the number of such securities which such other persons are for those purposes deemed to hold), but subject to such exclusions or other arrangements as the Directors may consider necessary, expedient or appropriate to deal with any fractional entitlements or legal or practical difficulties which may arise under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £2,680,000; and

shall expire on the earlier of 26 July 2006 and the conclusion of the Annual General Meeting of the Company held in 2006, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

Notice of Annual General Meeting continued

Resolution 9
The Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 20p each in the Company ('Ordinary Shares') PROVIDED THAT:

(i) the maximum number of Ordinary Shares hereby authorised to be acquired is 26,800,000;

(ii) the maximum price which may be paid for any such Ordinary Share is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased and the minimum price which may be paid for any such share is 20p (in each case exclusive of associated expenses);

(iii) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 18 months from the date of this resolution, whichever is the earlier; but a contract of purchase may be made before such expiry which will or may be completed wholly or partly thereafter, and a purchase of Ordinary Shares may be made in pursuance of any such contract;and

(iv) any Ordinary Shares so purchased shall be cancelled or, if the Directors so determine and subject to the provisions of any statutory instruments relating to treasury shares and any applicable regulations of the United Kingdom Listing Authorities, held as treasury shares.

By order of the Board
A Paul Allen, Secretary

15 March 2005

Note 1.
Any shareholder entitled to attend and vote at this meeting may appoint one or more proxies, who need not be shareholders of the Company, to attend and, on a poll, vote on his / her behalf. To be effective, the enclosed form of proxy, together with any power of attorney or other authority under which it is signed or a certified copy thereof, should be lodged at the office of the Company's Registrars not later than 48 hours before the time of the meeting. Appointment of a proxy will not prevent a member from attending the meeting and voting in person.

Note 2.
CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for this meeting by utilising the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer's agent (ID RA10) by the latest time for receipt of proxy appointments specified in Note 1 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Note 3.
The following documents will be available for inspection at the registered office of the Company during business hours from the date of this notice until the date of the Annual General Meeting and on that day at the Hilton Hotel, 1 William Street, Glasgow from 10.45 am until the conclusion of the meeting.

1. The register of interests of Directors and of their families (where relevant) in the share capital of the Company during the year.
2. Copies of all contracts of service under which Directors are employed by the Company or any of its subsidiary undertakings and the letters of appointment of the Chairman and Non-executive Directors.

Shareholder Information

Low-Cost Share Dealing Service

Hoare Govett Limited provide a low-cost share dealing service in Aggreko plc shares which enables investors to buy or sell for a brokerage fee of 1% (plus 0.5% stamp duty on purchases) with a minimum charge of £12. Details may be obtained by telephoning Hoare Govett Limited Service Helplines 020 7661 6617 (sales) and 020 7661 6616 (purchases) during market hours. Please note that this service is only available for dealing by post. Hoare Govett Limited is authorised and regulated by the Financial Services Authority.

Payment of Dividends by BACS

Many shareholders have already arranged for dividends to be paid by mandate directly to their bank or building society account. The Company mandates dividends through the BACS (Bankers' Automated Clearing Services) system. The benefit to shareholders of the BACS payment method is that the Registrar posts the tax vouchers directly to them, whilst the dividend is credited on the payment date to the shareholder's bank or building society account. Shareholders who have not yet arranged for their dividends to be paid directly to their bank or building society account and wish to benefit from this service should request the Company's Registrar to send them a Dividend/Interest mandate form or alternatively complete the mandate form accompanying their dividend warrant and tax voucher in May 2005.

Online Shareholder Services

Shareholders may wish to take advantage of the "Online" enquiry service offered by the Registrar. This service allows the shareholder to access his/her own account to verify address details and the number of shares held. The service can be obtained on www.capitaregistrars.com where there is also an "Information Zone" which provides answers to many questions frequently asked by shareholders.

Officers and Advisers

Secretary and Registered Office

A Paul Allen
Ailsa Court
121 West Regent Street
GLASGOW G2 2SD
UNITED KINGDOM
Tel 0141 225 5900
Fax 0141 225 5949
E-mail investors@aggreko.com
Company No. SC177553

Registrars and Transfer Office

Capita Registrars
The Registry
34 Beckenham Road
BECKENHAM
Kent BR3 4TU
UNITED KINGDOM
Tel 0870 162 3100
Website www.capitaregistrars.com

Stockbrokers

Cazenove–London
Hoare Govett Limited–London

Auditors

PricewaterhouseCoopers LLP – Glasgow
Chartered Accountants

Financial Calendar

	Year ended 31 December 2004	6 months ending 30 June 2005
Results announced	3 March 2005	Mid September 2005
Report posted	15 March 2005	Late September 2005
Annual General Meeting	27 April 2005	
Ex-dividend date	20 April 2005	Late October 2005
Dividend record date	22 April 2005	Late October 2005
Dividend payment date	20 May 2005	Late November 2005

Financial Summary

Year ended	Dec 00	Dec 01	Dec 02	Dec 03	Dec 04
Turnover (£ million)	279.5	325.8	340.1	331.8	**323.6**
Trading profit (£ million)*	66.8	73.5	58.2	42.1	**45.2†**
Trading margin (%)	23.9	22.6	17.1	12.7	**14.0†**
Interest (£ million)	(8.0)	(9.1)	(6.1)	(4.6)	**(3.9)**
Profit before tax (£ million)	60.8	67.1	55.1	40.1	**42.6†**
Diluted earnings per share (pence)	14.40	15.70	13.02	10.14	**10.82†**
Net operating assets (£ million)	284.5	335.2	328.0	323.7	**295.7**
Net debt (£ million)	(116.2)	(133.2)	(117.2)	(99.9)	**(82.1)**
Shareholders' funds (£ million)	131.0	162.2	173.6	185.9	**178.3**
Return on average net operating assets (%)	26.9	24.6	18.4	13.7	**15.0†**

*Trading profit represents operating profit before gain on sale of tangible fixed assets.
†Pre-exceptional items

Glossary

CO_2
Carbon Dioxide

ERP system
A software package which is designed to manage all the operational and accounting functions of our business.

g/(bhp-hr)
Emissions in grams per brake-horsepower hour.

Hub
A large service centre where large items of equipment are stored and serviced.

International Power Projects business
The part of our business which handles large power contracts in territories where we do not have a local business.

kVA
A thousand volt amperes.

Local business
The part of our business that looks after customers local to our 100 service centres in North America, Europe, Middle East, Brazil, Singapore and Australia.

LWA
Sound power level at source.

MW
Megawatt – a million watts of electricity.

National Rental Centre
An administration centre which provides call handling and contract administration for our Local business.

NOx
Oxides of Nitrogen.

Particulate
In general this term relates to visible smoke.

Spoke
A small service centre which provides a logistics point from where equipment can be prepared and sent out quickly to customers.

Tier 1, tier 2, tier 3, tier 4
US Federal Government target emission reduction levels.



Head office
Aggreko plc
121 West Regent Street
Glasgow G2 2SD
United Kingdom
Telephone 0141 225 5900
Fax 0141 225 5949
www.aggreko.com

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